

MPT Medical Properties Trust

IN DEMAND

ANNUAL REPORT 2022



ON THE COVER AND ABOVE: MOUNTAIN POINT MEDICAL CENTER - LEHI, UTAH



TABLE OF
CONTENTS

LETTER TO INVESTORS:

A TIME TESTED & FLEXIBLE MODEL ROOTED IN COMMUNITY NEED

▸ *Vision, Passion and Discipline*

In August of 2023, MPT will be celebrating its 20th Anniversary. I am especially proud to be on the verge of this major milestone in our history because of the meaningful and enduring relationships we have formed with so many key stakeholders. It also makes me reflect on what it takes to be a sustainable enterprise for two decades. Three words come to mind – vision, passion and discipline.

Vision reflects the plan we had since our founding days to be a uniquely differentiated real estate investment trust (REIT). First, we wanted to own an asset category that would always be in demand because it fulfilled a critical need in the lives of people everywhere. When you think about it, restaurants, shopping centers and industrial parks all play an important role in fueling economies and satisfying consumers, yet they seldom qualify as the absolutely essential nucleus of a community's physical well-being like a hospital does. Today, MPT is the only U.S. REIT dedicated solely to hospital properties. We have come a long way from owning a handful of hospitals to our current portfolio of 444 properties diversified primarily across General Acute Care, Behavioral Health and Post- and Sub-acute facilities throughout the United States and nine other countries.

Passion for a business comes easily when you know the mission of that business is vital. We have built a remarkable team whose knowledge of what makes hospitals successful is unique within the REIT industry. The passion of our team members motivates them to understand the complex hospital landscape, from the regulatory environment to local demographics to the best hospital operators. Their expertise makes MPT a premier financial resource for top operators across a wide variety of global healthcare delivery systems. There is real value to being passionate and focused on a single asset category for which we have established a track record of success and a reputation for collaboration.

Discipline takes into account many things. In our business, it starts with the best use of capital to build long-term value. That must be supported by diligent underwriting to evaluate acquisition candidates. We dig deep to find high-quality hospital properties with strong operators, who have a history of attracting top physicians and delivering outstanding healthcare to their communities. Our team knows the right questions to ask and where to probe. A property must check all the boxes before it becomes an MPT hospital, and most importantly, it must have the ability to deliver returns for our shareholders.

OVER

$1.0B

IN HIGH-QUALITY INVESTMENTS IN 2022

▸ *Strong Risk-Adjusted Cash Flows in All Environments*

As a REIT, we seek to generate risk-adjusted returns to our shareholders in the form of dividends – and we have been very successful delivering this since our founding. We paid attractive dividends through the financial crisis in 2008 and the COVID pandemic starting in 2020. Once again, we are facing uncertain times around inflation and pressures on banking systems, yet we remain confident - and here's why.

First, we have a strong balance sheet with well-staggered debt maturities. At the same time interest rates have increased, we have CPI rent escalators in our lease contracts. With our average lease contract being greater than 17 years, this rent escalation compounds over time and provides a cushion against inflationary pressures. Also keep in mind that hospital properties are valuable real estate; they are need-based and recession resilient.

As we have demonstrated over the years, we can unlock embedded value through our capital harvesting strategy. Proceeds from hospital sales can be used to invest in strategic opportunities or to reduce debt depending on the circumstances at the time, much like our recently announced plan to sell our Australian real estate. We have built many margins of safety into the MPT platform to give our investors confidence in the foundational strength of our company and the sustainability of its revenue.

> "We know that managing a successful business for long-term value creation is a marathon, not a sprint. That said, we have a great business model, a great team and we're always looking up and to the right."

EDWARD K. ALDAG, JR.
MPT's Chairman, President and CEO



(1) Factset.

► *Up and to the Right*

Businesses don't grow ever upward in a straight line — there are always some bumps in the road. While 2022 had its share of challenging situations as hospital systems exited COVID and dealt with extraordinary staffing costs, MPT had its share of real progress. First, we generated a return on equity (ROE) of 10.6% as measured on a net income basis, tracking in-line with our historical performance and comparing favorably to healthcare and net-lease REITs.[1] On a normalized funds from operations (NFFO) basis, our ROE was above 11% and in-line with our historical

10%+
RETURN ON EQUITY IN 2022

performance. These robust and low-volatility returns demonstrate our portfolio's profitability relative to the actual cost of equity with which it was assembled — a pattern of thoughtful capital allocation dating back nearly 20 years. We are confident that we have a business model and balance sheet that provide us ample flexibility to sustain this pace. Second, we invested over $1.0 billion in high quality assets during the year. In the United Kingdom, we were very excited to acquire six of the largest, highest acuity, most profitable and best-known Priory behavioral health facilities located around London, Manchester and Bristol. We also contracted to build three new hospitals on the Spanish Mediterranean coast with IMED, one of Spain's top operators. Expanding our presence in Europe is a key element of our growth plan, and the opportunity is compelling for private hospitals. In the U.S., we acquired hospital properties in Arizona and Florida, increasing our footprint in these dynamically growing states. I invite you to read more about how we are innovating hospital healthcare and executing against our growth strategy in this Annual Report.

Looking ahead into 2023, we continue to see long-term opportunities for market acceptance and expansion; but given uncertainties around global capital markets and the cost of capital generally, we will remain focused and disciplined. We know that managing a successful business for long-term value creation is a marathon, not a sprint. That said, we have a great business model, a great team and we're always looking up and to the right.

In closing, my long-time partner, friend and co-founder of MPT, Emmett McLean, recently announced his planned retirement. I want to thank Emmett for 20 years of collaboration, dedication and strong commitment to our philanthropic efforts. Emmett has made a great impact on our people and the communities we serve. We promise to continue his good work.

EDWARD K. ALDAG, JR.
Chairman, President and CEO

THE NUCLEUS

ONE HOSPITAL'S IRREPLACEABLE ROLE IN LOCAL CARE DELIVERY

GILBERT HSED
(~7.5 miles)



CHANDLER GERMANN HSED
(~12.4 miles)



CHANDLER MCQUEEN HSED
(~12.3 miles)





ARIZONA GENERAL HOSPITAL

MPT has proven time and again the importance of a hospital to a community's infrastructure. To thrive, the hospital must be fully integrated into the local healthcare network, accepting admissions from local physician offices and hospital satellite emergency departments (HSEDs), and discharging patients to nearby post-acute service providers.

It is crucial that the full continuum of medical care exists in every community to meet its healthcare needs. Without a strong general acute care hospital sitting at the top of the acuity "pyramid," an otherwise vibrant community's broader healthcare ecosystem risks becoming a collection of spokes without a hub.

MPT owns many of these anchoring hospitals across its global portfolio. These facilities receive direct (emergency room) patient in-flow as well as high volumes of referrals from a network of local physician practices, urgent care facilities and HSEDs. MPT often owns these secondary facilities and they serve to ensure that patients with higher acuity needs ultimately arrive at the general acute hospital.

Mesa has a population of more than 500K people

In Mesa, Arizona, MPT owns not only the anchoring hospital but three additional HSED facilities, all leased to Dignity Health. The scope of MPT's presence in the Mesa market illustrates the importance of the hub facility, the strategic positioning of outpost facilities to amplify the hospital's presence in the market and the role of numerous physician practices and post-acute services that have deliberately co-located their operations near the hospital.

Arizona General Hospital in Mesa is a fully equipped hospital with 50 inpatient beds, 14 emergency room bays, four operating rooms, full onsite lab and radiology suite featuring top-of-the-line equipment. Arizona General, Dignity Health and MPT provide the entire Mesa population, regardless of income level, with the state-of-the-art medical care they deserve.

▶ *Community Vitality*

Mesa currently has a population of more than 500,000 people that is projected to grow 2.8% by 2027.[1] Mesa has become a premier location for medical device design, manufacturing and healthcare-related start-ups. This growth in the surrounding healthcare industry has likewise attracted a large and growing workforce. The roughly 17% of Mesa's population that is currently 65+ is expected to naturally increase as the population ages and as Arizona continues to position itself as an attractive destination for retirees.

In a community where 95% of all households have internet access and at least one computer, the patient populace knows they have access to several hospitals and nearly 125,000 healthcare professionals in the Phoenix-Mesa area.[1] Patients in this type of community will seek out the most convenient and interconnected care networks available, and at the root of any such network must be a first-class general acute care hospital.



ARIZONA GENERAL HOSPITAL

(1) Lofgren, K (2022, October 25) *Demographics*. Mesa Arizona Office of Economic Development. Selectmesa.com.

CHANDLER
MESA
GILBERT
CHANDLER-MCQUEEN EMERGENCY ROOM
CHANDLER-GERMANN ROAD EMERGENCY ROOM
DOWNTOWN PHOENIX 30 MILES WEST
GILBERT EMERGENCY ROOM
PHOENIX-MESA GATEWAY AIRPORT
DIGNITY HEALTH GENERAL HOSPITAL
INPATIENT REHABILITATION FACILITY
ASSISTED LIVING & SKILLED NURSING FACILITY
SATELLITE ER / URGENT CARE FACILITY
PHYSICIAN'S OFFICE (MOB)
LABORATORY
BEHAVIORAL HEALTH FACILITY
MPT FACILITY
5 MILES



CHANDLER GERMANN - HSED

► *Providing Convenient Care*

As the anchoring facility, Arizona General ensures that the residents of Mesa do not have to travel far to receive high acuity services that can only be provided in a general acute setting. For situations necessitating simple or unknown levels of care, Dignity also operates numerous HSED's in greater Phoenix, seven of which are owned by MPT. These are located conveniently throughout the community, enabling shorter travel time and potentially reduced wait times for emergency care. These facilities are fully equipped, 24-hour emergency rooms providing the same level of care as a hospital emergency room, with doctors and nurses specifically trained in emergency medicine. Care may range from treatment for allergic reactions, dehydration, lacerations and rashes to broken bones, pneumonia or asthmatic breathing issues and even cardiac episodes. These facilities feature advanced diagnostic equipment and on-site laboratory services to provide the necessary care, just as the acute care facility would render.

The HSED may send patients to the anchoring acute care facility if inpatient care is required, or if not, discharge the patient and refer them to a nearby physician for any necessary follow-up care.

Dignity's Arizona General Hospital operates as a General Acute Care Hospital in Mesa, AZ. Three hospital satellite emergency department facilities operated by Dignity refer patients to Arizona General Hospital. Emergency care is one of over 20 healthcare services that are provided by Dignity at this general acute care hospital and its related hospital satellite emergency departments. This is a great example of why MPT's general acute care hospitals are central to their communities' infrastructure.



CHANDLER MCQUEEN - HSED

► *A Collaborative Effort for Recovery*

Mesa represents an example in which MPT owns an anchoring acute care facility and its outposts, while other supportive healthcare facilities that provide additional care and services can be found concentrically throughout the community. These other facilities are vital to the healthcare ecosystem and include inpatient rehabilitation (IRF), long-term acute care (LTACH), behavioral health and skilled nursing (SNF) facilities. It is no coincidence that leading providers of these post-acute services typically position their services in close proximity to a hospital. Likewise, private pay senior housing facilities would also likely struggle to convince families that their loved ones should live in an area without a hospital in the immediate vicinity.

Physician offices and emergency medicine practices are also limited in their ability to effectively treat patients without a nearby general acute care hospital to which they can refer patients for surgery. It is also increasingly important that these secondary practices are able to fluidly integrate and interact with the electronic health records system of a major hospital-anchored system. Simply put, many of these ancillary practices would have little reason to exist in any community without a dependable hospital.

► *Delivering Better Outcomes*

Healthcare facilities which support and reinforce each other's vital role in the community all organize around a general acute care hospital nucleus — the only place where the most acute patient needs can be addressed. It's the definition of a great healthcare network.

MPT invests in facilities that play a vital role in the organization of the local healthcare ecosystem, a characteristic with strong implications for long-term real estate returns.



GILBERT - HSED

EXPANDING CHOICE



HEALTHCARE CONSUMERS PLACE HOSPITAL RESOURCES AT A PREMIUM

► *Evolving to Meet a Community's Needs*

Smaller, growing communities often find themselves with healthcare systems that aren't keeping up with their rapid growth. That was the case in Idaho Falls, a burgeoning town of 67,000 people in southeastern Idaho. When MPT learned about Idaho Falls' situation, they saw a community that needed another great hospital.

It began with MPT property Mountain View Hospital, a physician-owned joint venture that operated as a surgical specialty hospital. It has always succeeded in delivering high-quality inpatient and outpatient surgical care, as well as women's and newborn services. However, Mountain View did not offer the other key service lines of traditional, full-service hospitals.

Nonetheless, it continued to grow and thrive as Idaho Falls continued to grow and thrive. It wasn't long before local physicians, community members and others began urging Mountain View to expand capacity and provide new services.

Mountain View teamed up with Surgery Partners, a surgical operator based in Nashville, to create a plan for a new facility. They approached MPT about building a new hospital, and MPT's long-standing rigorous underwriting principles confirmed the need for another full-service facility in the high growth community with strong economic fundamentals. It joined forces with Surgery Partners to build Idaho Falls Community Hospital (IFCH) from the ground up. Surgery Partners owns the operations, and MPT owns the real estate.

► *A Diverse Population Fully Cared For*

The new facility immediately provided consumers with more options when it came to choosing where to receive their health care. IFCH brought to Idaho Falls an additional option for full medical-surgical services, an emergency room, an intensive care unit (ICU) and a cardiac catheterization lab.

IDAHO FALLS HAS
67K
RESIDENTS WHO WANT COMPETITIVE HEALTHCARE ACCESS

IDAHO FALLS
COMMUNITY HOSPITAL
MAIN ENTRANCE



IDAHO FALLS
COMMUNITY HOSPITAL

IDAHO FALLS COMMUNITY HOSPITAL

The hospital's arrival was particularly timely. IFCH opened in December 2019, only months before the COVID-19 pandemic began. The additional beds and second ICU were vital resources for the citizens of Idaho Falls and the surrounding area.

"IFCH hits the mark on everything that MPT looks for in a community hospital," said Matt Lyden, Director, Asset Management & Underwriting. "It's a high demand hospital. It has been welcomed and well received in the community, so much so that now, only a few years after opening, they're already looking to expand the facility."

Idaho Falls has experienced a more than 14% surge in its population since 2010 and serves as the economic center of southeastern Idaho.[1] IFCH fills the essential need for more access and more healthcare capacity as the area continues to gain residents.

"IFCH is not focused simply on the hospital, but how to feed the hospital," Mr. Lyden added. "They are regionally focused with numerous access points for in-demand health services including imaging, ambulatory and urgent care centers located throughout the community. They extend their reach across the entire southeastern part of Idaho, serving as a referral center. It's a well-run, well-respected, very successful hospital."

"IFCH hits the mark on everything that MPT looks for in a community hospital. It's a high demand hospital. It has been welcomed and well received in the community."

MATT LYDEN
Director, Asset Management & Underwriting

(1) (2022) *City Pops Ranking Idaho*. City Idaho Transportation Department. Itd.Idaho.gov.

MAKING AN IMPACT EVERY DAY

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

As a leading provider of real estate capital globally and one of the largest owners of hospital beds in the U.S., MPT is committed to facilitating world-class hospital care as delivered by accomplished operators in communities around the globe. MPT understands the critical role hospitals play in communities – improving the quality of life by increasing access to needed healthcare services and helping to address disparities in equal access to healthcare. The Company aligns with the highest quality operators who share MPT's focus on delivering services that are essential to their communities.



FROM LEFT TO RIGHT: MEGAN LOGAN, LAURA KATHERINE CRUM, MATT STUENKEL AND SCOTT HEALD.

As this work is executed every day, MPT does so with environmental sustainability and social impact in mind. Last year, the Company issued its inaugural Corporate Responsibility Report. This Report, which is available on the Company's website, outlines how MPT's approach to environmental, social and governance issues enables the Company to support its employees, build strong tenant relationships and position the business for sustainable success to create value for shareholders. Laura Katherine Crum, Analyst – Special Projects, emphasized, "We are committed to making a positive difference in our own operations and in the communities in which we operate, and we encourage our tenant operators to do the same."

"We are committed to making a positive difference in our own operations and in the communities in which we operate, and we encourage our tenant operators to do the same."

LAURA KATHERINE CRUM
Analyst – Special Projects

► *Environmental Stewardship*

As a large owner of hospitals, MPT has a unique perspective on environmental sustainability in the healthcare sector. The Company was recognized recently as a Green Lease Leader with silver status by the Institute for Market Transformation. Since MPT's operators have direct responsibility for maintaining and running its hospitals, the Company engages regularly with them on sustainability matters and their importance. Details on many of their initiatives to reduce the environmental footprint of their operations are featured in MPT's Corporate Responsibility Report.

► *Building a Culture of Collaboration and Respect*

MPT was honored to be named again in 2022 as a "Best Place to Work in Healthcare" by *Modern Healthcare*. In announcing the strong ranking, the survey noted high levels of employee satisfaction and confidence in executive management. This third-party recognition is a testament to the strong culture that the leadership team at MPT has fostered over the last two decades, where employees feel empowered to contribute to meaningful work, while advancing their careers and developing new skill sets.

MPT IS TRACKING FOR A
2025
OPENING OF ITS NEW SUSTAINABLE HEADQUARTERS

**Modern Healthcare
Best Places
to Work 2022™**

► *Impact in Our Communities*

MPT is dedicated to improving the well-being of those who live in communities where MPT operates. An employee-driven Charity and Community Support Committee oversees the Company's community impact programs and initiatives across many different communities. In addition to providing all employees with one day of paid time to volunteer at an organization of their choice, MPT contributed to more than 200 non-profit organizations in 2022 with a charitable impact focused on five areas of giving: health, education, social agencies, community organizations and youth activities.

More information on the numerous programs and initiatives that receive support from MPT can be found on the Company's website.



Packing food with Community Food Bank,
for families in Birmingham, Alabama.



TIME TO SHINE

PRIVATE HOSPITALS IN DEMAND AS EUROPE ADDRESSES GROWING HEALTHCARE NEEDS



APPROXIMATELY
210
PROPERTIES ACROSS EUROPE

APPROXIMATELY
$6.5B
IN EUROPEAN TOTAL ASSETS



► *The European Market Overview*

In 2013, MPT first established its presence in Europe, long before the COVID-19 pandemic challenged hospital capacities. The pandemic placed tremendous stress on universal health systems' ability to deliver critical care in an inclusive and timely way. The strain on these systems and the resulting challenges in service and care emphasized the significant role private hospitals play in delivering healthcare to European markets.

► *The MPT Advantage*

These factors highlight the marketplace for private healthcare across Europe — and it is still in the early stages of its growth potential. Importantly, European universal health providers are viewing private hospitals not as competitors but often as partners in delivering healthcare to its populations. In many instances, the public systems are now sending their patient overflow to private hospitals and reimbursing them accordingly.

Public healthcare systems have identified opportunities to satisfy the healthcare needs of their populations while managing tight capital budgets. It is often more cost-effective to reimburse private hospitals than to expand or build new facilities to meet growing demand. This positions the private hospital sector for continued growth. And these positive trends reinforce MPT's European growth strategy — private enterprise and government working together to find efficiencies and effective solutions to deliver superior healthcare to the European market.

► *Expertise and Experience*

MPT seized on critical first-mover advantages by establishing its presence in the European market a decade ago and introducing a strong and proven concept to the private hospital sector overseas. Our outside expertise and perspective on what makes a successful hospital helped us to attract some top European private hospital operators as partners.

UNPARALLELED HEALTHCARE EXPERTISE
As a real estate investment trust focused solely on hospital assets, MPT has tremendous insight into what makes a hospital successful. Many members of the leadership and management teams came to MPT with years of experience working in the healthcare sector where they gained direct knowledge and expertise into how hospitals are run.



CUF VISEU HOSPITAL - PORTUGAL



PRIORY GLASGOW - U.K.

A hospital is not just a building — it is a vital player in the well-being and vibrancy of the community it serves. That is just as true in Bakersfield, Calif., as it is in Birmingham, U.K., or Berlin, Germany. A well-run hospital instills confidence in the people it serves that they will receive the best care. It is where top medical personnel want to practice. It is where dedicated hospital operators want to uphold the highest standards of their profession.

Hospitals are very complex operations, and they require a great deal of expertise to make investments that will generate strong and sustainable returns. It is important that owners and operators of potential hospital acquisitions understand MPT's singular and focused expertise in their industry. MPT has established its credibility in the European market by understanding not only real estate but also the unique healthcare frameworks within each of its markets. "Our skill set transcends traditional real estate investing in that we understand hospital operations and what ultimately drives hospitals to either be successful or not successful in the long term. I believe that's our most significant differentiator in the European market," said Scott Heald, Director of Asset Management and Underwriting.

In addition to developing strong relationships with operators across several countries, our strategy sometimes includes identifying opportunities for joint ventures. MPT has a proven track record for disciplined capital allocation that brings certainty and decisiveness into a competitive marketplace. Joint venture partners count on our hospital real estate expertise to evaluate opportunities in an attractive

yet complex asset class. Steve Nitschke, Managing Director, Head of European Acquisitions, added, "Our expertise in the hospital sector, long-term relationships with premier operators worldwide and demonstrated history of strategic, accretive investments have positioned MPT as an attractive joint venture partner for sophisticated institutional investors, validating MPT as the leading investor in hospital real estate. In turn, joint ventures offer MPT access to alternative sources of capital and establish partnerships with key global investors to give us more optionality as we consider efficient capital strategies for the future."

RIGOROUS STANDARDS FOR EUROPEAN HOSPITAL REAL ESTATE

MPT's disciplined acquisition and underwriting processes are designed to identify the optimal locations for investing in hospital properties across Europe. The Company currently has a highly select portfolio of European hospital assets in the United Kingdom, Spain, Switzerland, Italy, Germany, Portugal and Finland.

Given the multitude of variables within each country, MPT's due diligence is extensive. Geopolitical risk and the reimbursement environment are important to evaluate on a country-by-country basis. A cooperative relationship between public and private healthcare providers is a top priority. MPT recently entered the Nordic market with its first transaction in Finland, and the Company believes there is strong growth potential in Scandinavia based on the collaborative spirit of their government healthcare systems and private hospitals.

▸ *A Strong Presence in the United Kingdom*

With 87 properties, MPT's most significant presence in Europe is in the U.K. In a country where the National Health Service (NHS) is the primary source of care, MPT is well established in the private healthcare system and owns two NHS hospitals. In addition to serving a growing number of Britons with private insurance, private hospitals are working collaboratively with the public system to address substantial care backlogs due to increasing demand and constrained resources. Inpatient behavioral healthcare is facing similar dynamics, and our hospitals leased to market leader Priory play an important role in increasing access to behavioral care within communities across the U.K.

▸ *Seizing the Opportunity in Spain*

In 2017, MPT had identified Spain as a promising expansion opportunity when IMED Hospitales, a leading Spanish private hospital operator, came to MPT seeking a real estate investor that had the healthcare expertise to actualize their vision of a state-of-the-art hospital. Following that successful endeavor, MPT agreed to fund the development of three IMED general acute care hospitals in Barcelona, Valencia and Alicante over the next three years for a combined €121 million. These projects, in addition to MPT's existing IMED facility in Valencia, reflect the growing presence of private hospitals in Spain and further demonstrate MPT's ability to grow through existing relationships. Today, MPT owns nine top-tier healthcare facilities in Spain.

▸ *Meeting the High Standards of Swiss Healthcare*

Switzerland has an exceptionally high standard of healthcare, often considered one of the best in the world. MPT entered the Swiss market in 2019 and now owns a 70% interest in a portfolio of 17 premier general acute hospitals operated by Swiss Medical Network, Switzerland's second largest private hospital group.


NHS CAVENDISH SQUARE – U.K.


IMED HOSPITALES DEVELOPMENT
VALENCIA, SPAIN


VILLA IM PARK - SWITZERLAND

THE BEST AND THE BRIGHTEST

A FLOURISHING UTAH DEMANDS EXCELLENT HOSPITALS

Utah is known as the Crossroads of the West — the connecting point for the Central Pacific and Union Pacific Railroads, which created the first transcontinental railroad in the U.S. in 1869. This historic achievement opened up commerce and travel, accelerating growth and expansion across the entire U.S. economy. Today, Utah continues to thrive as an epicenter of growth.

18.4%
POPULATION GROWTH FROM 2010 TO 2020

SEVEN MPT HOSPITALS AND
85%
OF UTAH RESIDENTS IN WASATCH FRONT REGION

Utah Facts*
YOUNGEST MEDIAN AGE OF ANY STATE IN THE UNITED STATES

7%
UNDER AGE 5

28%
UNDER AGE 18

12%
OVER AGE 65



MOUNTAIN POINT MEDICAL CENTER

In fact, it is the fastest growing state in the Union as people flock to its vibrant economy, wide-ranging industries, breathtaking landscapes and outdoor recreation.

As new employers and affluent young professionals with growing families move to the area, ample access to superior hospital care is expected. MPT's seven thriving facilities in Utah illustrate a great deal about the key infrastructure characteristics the Company looks for when growing its hospital portfolio.

"These Utah hospitals checked all of the boxes as far as our cornerstone underwriting principles," said Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer. "They not only meet the critical healthcare needs of their communities but also facilitate attractive real estate returns to MPT."

Luke Savage, Vice President, Head of Global Acquisitions, echoed Mr. Aldag's view. "Every community is different, and our acquisition strategy focuses on the needs of each specific community and how important that hospital is to the area," Mr. Savage said. "What needs is the hospital serving? Do they have all the pieces in place to help the doctors? Are they serving the whole community?"

The geographic distribution of Utah's population supports a concentration of high-quality healthcare facilities located in close proximity to each other. Eighty-five percent of the state's 3.4 million people live along the Wasatch Front, where Salt Lake City and MPT's seven properties are located. It is a high growth area that features multiple higher education institutions and fosters a successful business environment. This "Silicon Slopes" region has become a hub

*Sources: 2020 U.S. Census and Economic Development Corporation of Utah.

Central Pacific

Union Pacific



"Every community is different, and our acquisition strategy focuses on the needs of each specific community and how important that hospital is to the area."

LUKE SAVAGE
Vice President, Head of Global Acquisitions

Utah Lake

City of Lehi an attractive primary market given strong local patient demographics and appeal to clinical staff

Access to Interstate identified by MPT as critical in attracting patients county-wide

Diversification of services provided, referral base and reimbursement sources ensures steady revenue generation

Physical quality of hospital and equipment is immediately apparent, as with MPT's four other hospitals in the region

Limited competition in immediate area due to start-up costs for new entrants, increasing construction costs

Deeply rooted community need demonstrated by strong occupancy year-round

MOUNTAIN POINT MEDICAL CENTER

"Utah is one of the most distinctive healthcare markets in the United States."

JASON FREY
Director, Asset Management
and Underwriting



for technological innovation and has attracted a vibrant, young, highly educated workforce. Other important industries within the community include financial services, construction, manufacturing, distribution, healthcare and aviation. Residents and tourists alike take advantage of the recreational opportunities found throughout the rich natural surroundings of the area.

"Utah is one of the most distinctive healthcare markets in the United States," said Jason Frey, Director, Asset Management and Underwriting. "Its population is younger, affluent and generally healthy, with larger families that are commercially insured. It's a very attractive market for so many reasons."

In the latest U.S. Census, Utah retained its title as the nation's youngest state, even as

the U.S. population overall continued to age. Utah's median age is 31.8 years, a full seven years younger than the nationwide average of 38.8 years.

With such a young, healthy population leading active lifestyles, one might question the utility of multiple hospitals in the area. However, many of these young citizens are choosing to start families and will require increasing levels of prenatal, childbirth and ongoing children's care in the future. Not to mention that the outdoor recreational activities that appeal to so many Utah residents as well as tourists also lead to injuries, emergency room visits and related surgeries. In fact, MPT's Salt Lake City properties see more surgeries than similarly situated hospitals in communities of average or older populations.

JORDAN VALLEY MEDICAL CENTER



DAVIS HOSPITAL AND MEDICAL CENTER



JORDAN VALLEY MEDICAL CENTER - WEST VALLEY CAMPUS



SALT LAKE REGIONAL MEDICAL CENTER

MPT PORTFOLIO

AS OF DECEMBER 31, 2022



31
STATES

10
COUNTRIES

4
CONTINENTS

55
OPERATORS

444
PROPERTIES

~44,000
HOSPITAL BEDS

LARGEST INDIVIDUAL
FACILITY INVESTMENT
LESS THAN

3%
OF TOTAL MPT
PORTFOLIO



TOTAL ASSETS BY GEOGRAPHY

- 61% UNITED STATES
- 21% UNITED KINGDOM
- 4% AUSTRALIA
- 4% SWITZERLAND
- 3% GERMANY
- 1% SPAIN
- 3% OTHER COUNTRIES
- 3% OTHER



TOTAL ASSETS BY TYPE

- 68% GENERAL ACUTE CARE HOSPITALS
- 14% BEHAVIORAL HEALTH FACILITIES
- 7% INPATIENT REHAB FACILITIES
- 2% LONG-TERM ACUTE CARE HOSPITALS
- 1% FREESTANDING ER / URGENT CARE FACILITIES
- 8% OTHER

▶ *Affirming its Belief in Hospital Real Estate*

Acute care hospitals are the most resilient investments across the healthcare sector. MPT increased its market presence in 2022 in Spain, South America, Finland and across Europe as it committed investment dollars to new relationships and built on existing ones. MPT continues to bring reliable healthcare to communities worldwide — maintaining its place as the leader in capital solutions for the healthcare industry.

LEADING THE TEAM



COMPANY OFFICERS *(From the left)*

CHARLES R. LAMBERT — *Vice President, Treasurer & Managing Director of Capital Markets*

ROSA H. HOOPER — *Senior Vice President of Operations & Assistant Secretary*

R. STEVEN HAMNER — *Executive Vice President & Chief Financial Officer*

EDWARD K. ALDAG, JR. — *Chairman, President & Chief Executive Officer*

R. LUCAS SAVAGE — *Vice President, Head of Global Acquisitions*

EMMETT E. MCLEAN — *Executive Vice President, Chief Operating Officer & Secretary*

J. KEVIN HANNA — *Senior Vice President, Controller & Chief Accounting Officer*

LARRY H. PORTAL — *Senior Vice President, Senior Advisor to the CEO* (not pictured)





FINANCIAL
REVIEW

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating information on a historical basis (in thousands except per share data):

For the Years Ended December 31,	2022	2021
OPERATING DATA		
Total revenues	$ 1,542,851	$ 1,544,669
Expenses:		
Interest	359,036	367,393
Real estate depreciation and amortization	332,977	321,249
Property-related	45,697	39,098
General and administrative	160,494	145,638
Total expenses	898,204	873,378
Other income (expense):		
Gain on sale of real estate	536,755	52,471
Real estate and other impairment charges, net	(268,375)	(39,411)
Earnings from equity interests	40,800	28,488
Debt refinancing and unutilized financing costs	(9,452)	(27,650)
Other (including fair value adjustments on securities)	15,344	45,699
Income tax (expense)	(55,900)	(73,948)
Net income	903,819	656,940
Net income attributable to non-controlling interests	(1,222)	(919)
Net income attributable to MPT common stockholders	$ 902,597	$ 656,021
Net income attributable to MPT common stockholders per diluted share	$ 1.50	$ 1.11
Weighted-average shares outstanding — diluted	598,837	590,139
OTHER DATA		
Dividends declared per common share	$ 1.16	$ 1.12
FFO[1]	$ 934,312	$ 975,988
Normalized FFO[1]	$ 1,087,603	$ 1,035,920
Normalized FFO per share[1]	$ 1.82	$ 1.75
Cash paid for acquisitions and other related investments	$ 1,332,962	$ 4,246,829

(1) See section titled "Non-GAAP Financial Measures" for an explanation of why these non-GAAP financial measures are useful along with a reconciliation to our GAAP earnings.

December 31,	2022	2021
BALANCE SHEET DATA		
Real estate assets — at cost	$ 15,917,839	$ 17,425,765
Real estate accumulated depreciation/amortization	(1,193,312)	(993,100)
Cash and cash equivalents	235,668	459,227
Investments in unconsolidated real estate joint ventures	1,497,903	1,152,927
Investments in unconsolidated operating entities	1,444,872	1,289,434
Other loans	227,839	67,317
Other	1,527,191	1,118,231
Total assets	$ 19,658,000	$ 20,519,801
Debt, net	$ 10,268,412	$ 11,282,770
Other liabilities	795,181	791,360
Total Medical Properties Trust, Inc. stockholders' equity	8,592,838	8,440,188
Non-controlling interests	1,569	5,483
Total equity	8,594,407	8,445,671
Total liabilities and equity	$ 19,658,000	$ 20,519,801

Non-GAAP Financial Measures

We consider non-GAAP financial measures to be useful supplemental measures of our operating performance. A non-GAAP financial measure is a measure of financial performance, financial position, or cash flows that excludes or includes amounts that are not so excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Described below are the non-GAAP financial measures used by management to evaluate our operating performance and that we consider most useful to investors, together with reconciliations of these measures to the most directly comparable GAAP measures.

FUNDS FROM OPERATIONS AND NORMALIZED FUNDS FROM OPERATIONS

Investors and analysts following the real estate industry utilize funds from operations ("FFO") as a supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assumes that the value of real estate diminishes predictably over time. We compute FFO in accordance with the definition provided by the National Association of Real Estate Investment Trusts, or Nareit, which represents net income (loss) (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairment charges on real estate assets, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

In addition to presenting FFO in accordance with the Nareit definition, we disclose normalized FFO, which adjusts FFO for items that relate to unanticipated or non-core events or activities or accounting changes that, if not noted, would make comparison to prior period results and market expectations less meaningful to investors and analysts.

We believe that the use of FFO, combined with the required GAAP presentations, improves the understanding of our operating results among investors and the use of normalized FFO makes comparisons of our operating results with prior periods and other companies more meaningful. While FFO and normalized FFO are relevant and widely used supplemental measures of operating and financial performance of REITs, they should not be viewed as a substitute measure of our operating performance since the measures do not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs (if any not paid by our tenants) to maintain the operating performance of our properties, which can be significant economic costs that could materially impact our results of operations. FFO and normalized FFO should not be considered an alternative to net income (loss) (computed in accordance with GAAP) as indicators of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity.

The following table presents a reconciliation of net income attributable to MPT common stockholders to FFO and Normalized FFO for the years ended December 31, 2022 and 2021 (amounts in thousands except per share data):

For the Years Ended December 31,		2022		2021
FFO INFORMATION				
Net income attributable to MPT common stockholders	$	902,597	$	656,021
Participating securities' share in earnings		(1,602)		(2,161)
Net income, less participating securities' share in earnings	$	900,995	$	653,860
Depreciation and amortization		399,622		374,599
Gain on sale of real estate		(536,887)		(52,471)
Real estate impairment charges		170,582		—
Funds from operations	$	934,312	$	975,988
Write-off of unbilled rent and other		37,682		7,213
Gain on sale of equity investments		—		(40,945)
Other impairment charges, net		97,793		39,411
Non-cash fair value adjustments		(2,333)		(8,193)
Tax rate changes and other		10,697		34,796
Debt refinancing and unutilized financing costs		9,452		27,650
Normalized funds from operations	$	1,087,603	$	1,035,920
PER DILUTED SHARE DATA				
Net income, less participating securities' share in earnings	$	1.50	$	1.11
Depreciation and amortization		0.67		0.63
Gain on sale of real estate		(0.90)		(0.09)
Real estate impairment charges		0.29		—
Funds from operations	$	1.56	$	1.65
Write-off of unbilled rent and other		0.07		0.01
Gain on sale of equity investments		—		(0.07)
Other impairment charges, net		0.16		0.07
Non-cash fair value adjustments		—		(0.01)
Tax rate changes and other		0.02		0.06
Debt refinancing and unutilized financing costs		0.01		0.04
Normalized funds from operations	$	1.82	$	1.75

RETURN ON EQUITY

Return on equity as measured by normalized FFO is derived from amounts included in our U.S. GAAP financial statements. We use normalized FFO as the numerator for the same reasons we present normalized FFO, as discussed on page 29. We use average total equity excluding the effect of accumulated depreciation and amortization similar to the exclusion of depreciation and amortization of real estate assets from funds from operations.

Return on equity measures the actual profitability we delivered related to the actual cost of the equity with which we have built our portfolio. Return on equity measured by normalized FFO should not be considered a substitute for return on equity measured by net income and does not reflect the overall profitability of our business. The following tables reconcile return on equity measured by net income and return on equity measured by normalized FFO (amounts in thousands):

For the Years Ended December 31,	2022	2021
Return on equity measured by net income		
Numerator:		
Net income attributable to MPT common stockholders	$ 902,597	$ 656,021
Denominator:		
Beginning total equity	$ 8,445,671	$ 7,343,857
Ending total equity	8,594,407	8,445,671
Average total equity	$ 8,520,039	$ 7,894,764
Return on equity measured by net income	10.59%	8.31%

For the Years Ended December 31,	2022	2021
Return on equity measured by normalized funds from operations		
Numerator:		
Normalized funds from operations[1]	$ 1,087,603	$ 1,035,920
Denominator:		
Beginning total equity	$ 8,445,671	$ 7,343,857
Accumulated depreciation and amortization	993,100	833,529
Accumulated depreciation and amortization (real estate held for sale)	113,996	—
Adjusted beginning total equity	9,552,767	8,177,386
Ending total equity	8,594,407	8,445,671
Accumulated depreciation and amortization	1,193,312	993,100
Accumulated depreciation and amortization (real estate held for sale)	—	113,996
Adjusted ending total equity	9,787,719	9,552,767
Average adjusted total equity	$ 9,670,243	$ 8,865,077
Return on equity measured by normalized funds from operations	11.25%	11.69%

(1) See reconciliation on previous page.

Forward-Looking Statements

We make forward-looking statements in this Annual Report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans, and objectives. Statements regarding the following subjects, among others, are forward-looking by their nature:

- our business strategy;

- our projected operating results;

- our ability to close on any pending transactions or complete current development projects on the time schedule or terms described or at all;

- our ability to acquire, develop, and/or manage additional facilities in the United States ("U.S."), Europe, Australia, South America, or other foreign locations;

- availability of suitable facilities to acquire or develop;

- our ability to enter into, and the terms of, our prospective leases and loans;

- our ability to raise additional funds through offerings of debt and equity securities, joint venture arrangements, and/or property disposals;

- our ability to obtain future financing arrangements (including refinancing of existing financing arrangements);

- estimates relating to, and our ability to pay, future distributions;

- our ability to service our debt and comply with all of our debt covenants;

- our ability to compete in the marketplace;

- lease rates and interest rates;

- market trends;

- projected capital expenditures; and

- the impact of technology on our facilities, operations, and business.

Forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock and other securities, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

- the factors referenced in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" in our Form 10-K for the year ended December 31, 2022;

- the political, economic, business, real estate, and other market conditions in the U.S. (both national and local), Europe (in particular the United Kingdom, Germany, Switzerland, Spain, Italy, Finland, and Portugal), Australia, South America (in particular Colombia), and other foreign jurisdictions where we may own healthcare facilities or transact business, which may have a negative effect on the following, among other things:

  - the financial condition of our tenants, our lenders, or institutions that hold our cash balances or are counterparties to certain hedge agreements, which may expose us to increased risks of default by these parties;

  - our ability to obtain equity or debt financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities, refinance existing debt, and our future interest expense; and

  - the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our real estate assets or on an unsecured basis;

- the impact of factors that may affect our business, our joint ventures or the business of our tenants/borrowers that are beyond our control, including natural disasters, health crises, or pandemics (such as the coronavirus ("COVID-19")) and subsequent government actions in reaction to such matters;

- the risk that a condition to closing under the agreements governing any or all of our pending transactions (including the transactions described in the notes of this Annual Report) that have not closed as of the date hereof may not be satisfied;

- the possibility that the anticipated benefits from any or all of the transactions we have entered into or will enter into may take longer to realize than expected or will not be realized at all;

- the competitive environment in which we operate;

- the execution of our business plan;

- financing risks, including due to rising inflation and interest rates;

- acquisition and development risks;

- potential environmental contingencies and other liabilities;

- adverse developments affecting the financial health of one or more of our tenants, including insolvency;

- other factors affecting the real estate industry generally or the healthcare real estate industry in particular;

- our ability to maintain our status as a real estate investment trust ("REIT") for U.S. federal and state income tax purposes;

- our ability to attract and retain qualified personnel;

- changes in foreign currency exchange rates;

- changes in federal, state, or local tax laws in the U.S., Europe, Australia, South America, or other jurisdictions in which we may own healthcare facilities or transact business;

- healthcare and other regulatory requirements of the U.S., Europe, Australia, South America, and other foreign countries; and

- the accuracy of our methodologies and estimates regarding environmental, social, and governance ("ESG") metrics and targets, tenant willingness and ability to collaborate towards reporting ESG metrics and meeting ESG goals and targets, and the impact of governmental regulation on our and our tenants' ESG efforts.

When we use the words "believe," "expect," "may," "potential," "anticipate," "estimate," "plan," "will," "could," "intend," or similar expressions, we are identifying forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as required by law, we disclaim any obligation to update such statements or to publicly announce the result of any revisions to any of the forward-looking statements contained in this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Medical Properties Trust, Inc.

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of Medical Properties Trust, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of net income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the COSO.

BASIS FOR OPINIONS

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting presented within the 2022 Annual Report to Shareholders. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CRITICAL AUDIT MATTERS

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

ACQUIRED REAL ESTATE PURCHASE PRICE ALLOCATIONS

As described in Notes 2 and 3 to the consolidated financial statements, management allocates the purchase price of acquired properties to tangible and identified lease intangible assets based on their fair values. In 2022, the Company acquired a total of $668 million of land, building and intangible lease assets. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate to tangible and identified lease intangible assets, management utilizes information from a number of sources including available real estate broker data, independent appraisals that may be obtained in connection with the acquisition of the respective property, internal data from previous acquisitions or developments, other market data, and significant assumptions such as capitalization rates and market rental rates.

The principal considerations for our determination that performing procedures relating to the acquired real estate purchase price allocations is a critical audit matter are (i) the significant judgments by management when developing the fair value measurements and allocating the purchase price of the acquired properties to the tangible and lease intangible assets acquired, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence, (ii) significant audit effort was required in assessing the reasonableness of significant assumptions such as capitalization rates and market rental rates used by management to estimate the fair value of each tangible and lease intangible asset component, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management's acquired real estate purchase price allocations, including controls over the fair value of each tangible and identified lease intangible asset acquired. These procedures also included, among others, testing management's process by evaluating the significant assumptions related to capitalization rates and market rental rates, and the methodology used by management in developing the estimated fair values and allocations of the purchase price to the tangible and identified lease intangible assets acquired. Testing management's process included using professionals with specialized skill and knowledge to assist in evaluating the valuation methodologies and significant assumptions used by management, such as capitalization rates and market rental rates, for certain acquisitions. Evaluating the reasonableness of assumptions involved considering internal data from previous acquisitions, where relevant.

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 1, 2023

We have served as the Company's auditor since 2008.

Medical Properties Trust, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31,	2022	2021
(Amounts in thousands, except for per share data)		
Assets		
Real estate assets		
Land	$ 1,948,216	$ 1,961,478
Buildings and improvements	10,352,308	10,581,992
Construction in progress	167,420	101,439
Intangible lease assets	1,394,471	1,417,813
Investment in financing leases	1,691,323	2,053,327
Real estate held for sale	—	1,096,505
Mortgage loans	364,101	213,211
Gross investment in real estate assets	15,917,839	17,425,765
Accumulated depreciation	(1,008,340)	(853,879)
Accumulated amortization	(184,972)	(139,221)
Net investment in real estate assets	14,724,527	16,432,665
Cash and cash equivalents	235,668	459,227
Interest and rent receivables	167,035	56,229
Straight-line rent receivables	787,166	728,522
Investments in unconsolidated real estate joint ventures	1,497,903	1,152,927
Investments in unconsolidated operating entities	1,444,872	1,289,434
Other loans	227,839	67,317
Other assets	572,990	333,480
Total Assets	**$ 19,658,000**	**$ 20,519,801**
Liabilities and Equity		
Liabilities		
Debt, net	$ 10,268,412	$ 11,282,770
Accounts payable and accrued expenses	621,324	607,792
Deferred revenue	27,727	25,563
Obligations to tenants and other lease liabilities	146,130	158,005
Total Liabilities	11,063,593	12,074,130
Commitments and Contingencies		
Equity		
Preferred stock, $ 0.001 par value. Authorized 10,000 shares; no shares outstanding	—	—
Common stock, $ 0.001 par value. Authorized 750,000 shares; issued and outstanding — 597,476 shares at December 31, 2022 and 596,748 shares at December 31, 2021	597	597
Additional paid-in capital	8,535,140	8,564,009
Retained earnings (deficit)	116,285	(87,691)
Accumulated other comprehensive loss	(59,184)	(36,727)
Total Medical Properties Trust, Inc. stockholders' equity	8,592,838	8,440,188
Non-controlling interests	1,569	5,483
Total Equity	8,594,407	8,445,671
Total Liabilities and Equity	**$ 19,658,000**	**$ 20,519,801**

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF NET INCOME

For the Years Ended December 31,	2022	2021	2020
(Amounts in thousands, except for per share data)			
Revenues			
Rent billed	$ 968,874	$ 931,942	$ 741,311
Straight-line rent	204,159	241,433	158,881
Income from financing leases	203,580	202,599	206,550
Interest and other income	166,238	168,695	142,496
Total revenues	1,542,851	1,544,669	1,249,238
Expenses			
Interest	359,036	367,393	328,728
Real estate depreciation and amortization	332,977	321,249	264,245
Property-related	45,697	39,098	24,890
General and administrative	160,494	145,638	131,663
Total expenses	898,204	873,378	749,526
Other income (expense)			
Gain (loss) on sale of real estate	536,755	52,471	(2,833)
Real estate and other impairment charges, net	(268,375)	(39,411)	(19,006)
Earnings from equity interests	40,800	28,488	20,417
Debt refinancing and unutilized financing costs	(9,452)	(27,650)	(28,180)
Other (including fair value adjustments on securities)	15,344	45,699	(6,782)
Total other income (expense)	315,072	59,597	(36,384)
Income before income tax	959,719	730,888	463,328
Income tax expense	(55,900)	(73,948)	(31,056)
Net income	903,819	656,940	432,272
Net income attributable to non-controlling interests	(1,222)	(919)	(822)
Net income attributable to MPT common stockholders	$ 902,597	$ 656,021	$ 431,450
Earnings per common share — basic and diluted			
Net income attributable to MPT common stockholders	$ 1.50	$ 1.11	$ 0.81
Weighted average shares outstanding — basic	598,634	588,817	529,239
Weighted average shares outstanding — diluted	598,837	590,139	530,461

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31,	2022	2021	2020
(In thousands)			
Net income	$ 903,819	$ 656,940	$ 432,272
Other comprehensive income:			
Unrealized gain (loss) on interest rate swaps, net of tax	100,550	52,288	(33,091)
Foreign currency translation (loss) gain	(123,007)	(37,691)	44,672
Total comprehensive income	881,362	671,537	443,853
Comprehensive income attributable to non-controlling interests	(1,222)	(919)	(822)
Comprehensive income attributable to MPT common stockholders	$ 880,140	$ 670,618	$ 443,031

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Preferred		Common		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non-Controlling Interests	Total Equity
	Shares	Par Value	Shares	Par Value					
(In thousands, except for per share amounts)									
Balance at December 31, 2019	—	$ —	517,456	$ 518	$7,007,422	$ 83,012	$ (62,905)	$ 107	$7,028,154
Net income	—	—	—	—	—	431,450	—	822	432,272
Cumulative effect of change in accounting principles	—	—	—	—	—	(8,399)	—	—	(8,399)
Unrealized loss on interest rate swaps, net of tax	—	—	—	—	—	—	(33,091)	—	(33,091)
Foreign currency translation gain	—	—	—	—	—	—	44,672	—	44,672
Stock vesting and amortization of stock-based compensation	—	—	2,893	2	47,152	—	—	—	47,154
Sale of non-controlling interests	—	—	—	—	—	—	—	5,097	5,097
Redemption of MOP units	—	—	—	—	(4,928)	—	—	—	(4,928)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(701)	(701)
Proceeds from offering (net of offering costs)	—	—	21,004	21	411,080	—	—	—	411,101
Dividends declared ($1.08 per common share)	—	—	—	—	—	(577,474)	—	—	(577,474)
Balance at December 31, 2020	—	$ —	541,353	$ 541	$7,460,726	$ (71,411)	$ (51,324)	$ 5,325	$ 7,343,857
Net income	—	—	—	—	—	656,021	—	919	656,940
Unrealized gain on interest rate swaps, net of tax	—	—	—	—	—	—	52,288	—	52,288
Foreign currency translation loss	—	—	—	—	—	—	(37,691)	—	(37,691)
Stock vesting and amortization of stock-based compensation	—	—	2,332	3	52,107	—	—	—	52,110
Distributions to non-controlling interests	—	—	—	—	—	—	—	(761)	(761)
Proceeds from offering (net of offering costs)	—	—	53,063	53	1,051,176	—	—	—	1,051,229
Dividends declared ($1.12 per common share)	—	—	—	—	—	(672,301)	—	—	(672,301)
Balance at December 31, 2021	—	$ —	596,748	$ 597	$ 8,564,009	$ (87,691)	$ (36,727)	$ 5,483	$ 8,445,671
Net income	—	—	—	—	—	902,597	—	1,222	903,819
Unrealized gain on interest rate swaps, net of tax	—	—	—	—	—	—	100,550	—	100,550
Foreign currency translation loss	—	—	—	—	—	—	(123,007)	—	(123,007)
Stock vesting and amortization of stock-based compensation	—	—	3,675	3	49,418	—	—	—	49,421
Stock vesting - satisfaction of tax withholdings	—	—	(1,302)	(1)	(29,921)	—	—	—	(29,922)
Repurchase of common stock	—	—	(1,645)	(2)	(17,938)	—	—	—	(17,940)
Acquisition of non-controlling interest	—	—	—	—	(30,428)	—	—	(4,594)	(35,022)
Issuance of non-controlling interests	—	—	—	—	—	—	—	1,054	1,054
Distributions to non-controlling interests	—	—	—	—	—	—	—	(1,596)	(1,596)
Dividends declared ($1.16 per common share)	—	—	—	—	—	(698,621)	—	—	(698,621)
Balance at December 31, 2022	—	$ —	597,476	$ 597	$8,535,140	$ 116,285	$ (59,184)	$ 1,569	$8,594,407

See accompanying notes to consolidated financial statements.

Medical Properties Trust, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2022	2021	2020
(Amounts in thousands)			
Operating Activities			
Net income	$ 903,819	$ 656,940	$ 432,272
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	345,577	333,781	275,953
Amortization of deferred financing costs and debt discount	17,045	16,856	13,099
Straight-line rent revenue and other	(282,504)	(288,717)	(226,906)
Stock-based compensation	49,421	52,110	47,154
(Gain) loss from sale of real estate	(536,755)	(52,471)	2,833
Real estate and other impairment charges	268,375	39,411	19,006
Write-off of unbilled rent and other	34,605	7,213	26,415
Debt refinancing and unutilized financing costs	9,452	27,650	28,180
Gain on sale of equity investments	—	(40,945)	—
Tax rate and other changes	10,697	34,796	9,295
Pre-acquisition rent collected - Circle Transaction	—	—	(35,020)
Other adjustments	6,108	11,913	8,134
Changes in:			
Interest and rent receivables	(116,420)	(23,867)	(2,438)
Other assets	(4,029)	(4,375)	18,264
Accounts payable and accrued expenses	33,576	54,058	(18,424)
Deferred revenue	43	(12,697)	19,819
Net cash provided by operating activities	739,010	811,656	617,636
Investing Activities			
Cash paid for acquisitions and other related investments	(1,332,962)	(5,350,239)	(4,249,180)
Net proceeds from sale of real estate	2,185,574	246,468	94,177
Principal received on loans receivable	53,322	1,595,708	1,306,187
Investment in loans receivable	(207,542)	(58,932)	(62,651)
Construction in progress and other	(109,237)	(67,725)	(68,350)
Proceeds from sale and return of equity investment	14,295	65,546	69,224
Capital additions and other investments, net	(207,394)	(289,239)	(36,180)
Net cash provided by (used for) investing activities	396,056	(3,858,413)	(2,946,773)
Financial Activities			
Proceeds from term debt, net of discount	128,536	3,407,535	2,215,950
Payments of term debt	(869,606)	(1,390,994)	(800,000)
Revolving credit facilities, net	203,576	559,985	162,633
Dividends paid	(698,535)	(643,473)	(567,969)
Lease deposits and other obligations to tenants	(5,020)	17,815	21,706
Proceeds from sale of common shares, net of offering costs	—	1,051,229	411,101
Repurchase of common stock	(17,940)	—	—
Stock vesting - satisfaction of tax withholdings	(29,922)	—	—
Payment of debt refinancing, deferred financing costs, and other financing activities	(53,612)	(54,489)	(42,347)
Net cash (used for) provided by financing activities	(1,342,523)	2,947,608	1,401,074
Decrease in cash, cash equivalents, and restricted cash for the year	(207,457)	(99,149)	(928,063)
Effect of exchange rate changes	(12,887)	4,662	16,441
Cash, cash equivalents, and restricted cash at beginning of year	461,882	556,369	1,467,991
Cash, cash equivalents, and restricted cash at end of year	**$ 241,538**	**$ 461,882**	**$ 556,369**
Interest paid, including capitalized interest of $6,454 in 2022, $3,289 in 2021, and $3,030 in 2020	$ 353,838	$ 326,406	$ 309,920
Supplemental schedule of non-cash financing activities:			
Dividends declared, unpaid	$ 176,580	$ 176,494	$ 147,666
Cash, cash equivalents, and restricted cash are comprised of the following:			
Beginning of period:			
Cash and cash equivalents	$ 459,227	$ 549,884	$ 1,462,286
Restricted cash, included in Other assets	2,655	6,485	5,705
	$ 461,882	$ 556,369	$ 1,467,991
End of period:			
Cash and cash equivalents	$ 235,668	$ 459,227	$ 549,884
Restricted cash, included in Other assets	5,870	2,655	6,485
	$ 241,538	$ 461,882	$ 556,369

See accompanying notes to consolidated financial statements.

MEDICAL PROPERTIES TRUST, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Organization

Medical Properties Trust, Inc., a Maryland corporation, was formed on August 27, 2003, under the Maryland General Corporation Law for the purpose of engaging in the business of investing in, owning, and leasing healthcare real estate. Our operating partnership subsidiary, MPT Operating Partnership, L.P. (the "Operating Partnership"), through which we conduct substantially all of our operations, was formed in September 2003. At present, we own all of the partnership interests in the Operating Partnership and have elected to report our required disclosures and that of the Operating Partnership on a combined basis, except where material differences exist.

We operate as a real estate investment trust ("REIT"). Accordingly, we are generally not subject to United States ("U.S.") federal income tax on our REIT taxable income, provided that we continue to qualify as a REIT and our distributions to our stockholders equal or exceed such taxable income. Certain non-real estate activities we undertake are conducted by entities which we elected to be treated as taxable REIT subsidiaries ("TRS"). Our TRS entities are subject to both U.S. federal and state income taxes. For our properties located outside the U.S., we are subject to the local taxes of the jurisdictions where our properties reside and/or legal entities are domiciled; however, we do not expect to incur additional taxes, of a significant nature, in the U.S. from foreign-based income as the majority of such income flows through our REIT.

Our primary business strategy is to acquire and develop real estate and improvements, primarily for long-term lease to providers of healthcare services, such as operators of general acute care hospitals, behavioral health facilities, inpatient physical rehabilitation facilities, long-term acute care hospitals, and freestanding ER/urgent care facilities. We also make mortgage loans to healthcare operators collateralized by their real estate. In addition, we may make noncontrolling investments in our tenants, from time-to-time, typically in conjunction with larger real estate transactions with the tenant, which may enhance our overall return and provide for certain minority rights and protections.

Our business model facilitates acquisitions and recapitalizations, and allows operators of healthcare facilities to unlock the value of their real estate to fund facility improvements, technology upgrades, and other investments in operations. At December 31, 2022, we have investments in 444 facilities in 31 states in the U.S., in seven countries in Europe, one country in South America, and across Australia. We manage our business as a single business segment.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe the estimates and assumptions underlying our consolidated financial statements at December 31, 2022 are reasonable and supportable based on the information available (particularly as it relates to our assessments of the recoverability of our real estate and the adequacy of our credit loss reserves on loans and financing receivables). Actual results could differ from those estimates.

Principles of Consolidation: Property holding entities and other subsidiaries of which we own 100% of the equity or have a controlling financial interest evidenced by ownership of a majority voting interest are consolidated. All inter-company balances and transactions are eliminated. For entities in which we own less than 100% of the equity interest, we consolidate the property if we have the direct or indirect ability to control the entities' activities based upon the terms of the respective entities' ownership agreements. For these entities, we record a non-controlling interest representing equity held by non-controlling interests.

We continually evaluate all of our transactions and investments to determine if they represent variable interests in a variable interest entity. If we determine that we have a variable interest in a variable interest entity, we then evaluate if we are the primary beneficiary of the variable interest entity. The evaluation is a qualitative assessment as to whether we have the ability to direct the activities of a variable interest entity that most significantly impact the entity's economic performance. We consolidate each variable interest entity in which we, by virtue of or transactions with our investments in the entity, are considered to be the primary beneficiary.

At December 31, 2022, we had loans and/or equity investments in certain variable interest entities approximating $633 million, which represents our maximum exposure to loss as a result of our involvement in such entities. We have determined that we were not the primary beneficiary of any variable interest entity in which we hold a variable interest because we do not control the activities (such as the day-to-day operations) that most significantly impact the economic performance of these entities.

Investments in Unconsolidated Entities: Investments in entities in which we have the ability to significantly influence (but not control) are accounted for by the equity method. This includes the five investments in unconsolidated real estate joint ventures at December 31, 2022. Under the equity method of accounting, our share of the investee's earnings or losses are included in the "Earnings from equity interests" line of our consolidated statements of net income. Except for our joint ventures with Primotop Holdings S.à.r.l. ("Primotop") and Macquarie Asset Management ("MAM") (for which we handle the accounting of), we have elected to record our share of such investee's earnings or losses on a lag basis (not to exceed three months). The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the interest in the investee entity. Subsequently, our investments are increased/decreased by our share in the investees' earnings/losses and decreased by cash distributions from our investees. To the extent that our cost basis is different from the basis reflected at the investee entity level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in our share of equity in earnings of the investee.

We evaluate our equity method investments for impairment based upon a comparison of the fair value of the equity method investment to its carrying value, when impairment indicators exist. If we determine a decline in the fair value of an investment in an unconsolidated investee entity below its carrying value is other-than-temporary, an impairment is recorded.

Investments in entities in which we do not control nor do we have the ability to significantly influence and for which there is no readily determinable fair value (such as our investment in Steward Health Care System LLC ("Steward")) are accounted for at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions involving the investee. Cash distributions on these types of investments are recorded to either income upon receipt (if a return on investment) or as a reduction of our investment (if the distributions received are in excess of our share of the investee's earnings). For similar investments but for which there are readily determinable fair values, such investments are measured at fair value, with unrealized gains and losses recorded in income.

Cash and Cash Equivalents: Certificates of deposit, short-term investments with original maturities of three months or less, and money-market mutual funds are considered cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks, which at times may exceed the Federal Deposit Insurance Corporation limit. We have not experienced any losses to-date on our invested cash. Cash and cash equivalents which have been restricted as to its use are recorded in other assets.

Revenue Recognition: Our revenues are primarily from leases and loans. For leases, we follow Accounting Standards Update ("ASU") 2016-02, "Leases", ("ASU 2016-02"). ASU 2016-02 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). For lessors, we apply this standard as follows:

OPERATING LEASE REVENUE

We receive income from operating leases based on the fixed required rents (base rents) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements for new leases and the remaining terms of existing leases for those acquired as part of a property acquisition. The straight-line method records the periodic average amount of base rents earned over the term of a lease, taking into account contractual rent increases over the lease term. The straight-line method typically has the effect of recording more rent revenue from a lease than a tenant is required to pay early in the term of the lease. During the later parts of a lease term, this effect reverses with less rent revenue recorded than a tenant is required to pay. Rent revenue, as recorded on the straight-line method, in our consolidated statements of net income is presented as two amounts: rent billed and straight-line rent. Rent billed revenue is the amount of base rent actually billed to our tenants each period as required by the lease. Straight-line rent revenue is the difference between rent revenue earned based on the straight-line method and the amount recorded as rent billed revenue. We record the difference between rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to straight-line rent receivables.

Rental payments received prior to their recognition as income are classified as deferred revenue.

FINANCING LEASE REVENUE

Under ASU 2016-02, if an acquisition and subsequent lease of a property back to the seller does not meet the definition of a sale, we must account for the transaction as a financing lease with income recognized using the imputed interest method.

Another type of financing lease is a direct financing lease ("DFL"). For leases accounted for as DFLs, the future minimum lease payments are recorded as a receivable at lease inception, while, the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease term to provide a constant yield when collectability of the lease payments is reasonably assured. Investments in DFLs are presented net of unearned income.

OTHER LEASING REVENUE

We begin recording base rent income from our development projects when the lessee takes physical possession of the facility, which may be different from the stated start date of the lease. Also, during construction of our development projects, we may be entitled to accrue rent based on the cost paid during the construction period (construction period rent). We accrue construction period rent as a receivable with a corresponding offset to deferred revenue during the construction period. When the lessee takes physical possession of the facility, we begin recognizing the deferred construction period revenue on the straight-line method over the term of the lease.

We also receive additional rent (contingent rent) under some leases based on increases in the consumer price index ("CPI") (or similar index outside the U.S.) or when CPI exceeds the annual minimum percentage increase as stipulated in the lease. Contingent rents are recorded as rent billed revenue in the period earned.

Tenant payments for ground leases along with other operating expenses, such as property taxes and insurance, that are paid directly by us and reimbursed by our tenants are presented on a gross basis with the related revenues recorded in "Interest and other income" and the related expenses in "Property-related" in our consolidated statements of net income. All payments of other operating expenses made directly by the tenant to the applicable government or appropriate third-party vendor are recorded on a net basis.

INTEREST REVENUE

We receive interest income from our tenants/borrowers on mortgage loans, working capital loans, and other long-term loans. Interest income from these loans is recognized as earned based upon the principal outstanding and terms of the loans.

OTHER REVENUE

Commitment fees received from lessees for development and leasing services are initially recorded as deferred revenue and recognized as income over the initial term of a lease to produce a constant effective yield on the lease (interest method). Commitment and origination fees from lending services are also recorded as deferred revenue initially and recognized as income over the life of the loan using the interest method.

Acquired Real Estate Purchase Price Allocation: We account for acquisitions of real estate under asset acquisition accounting rules. Under this accounting standard, we allocate the purchase price (including any third-party transaction costs directly related to the acquisition) of acquired properties to tangible and identified intangible assets acquired and liabilities assumed (if any) based on their relative fair values. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we may utilize a number of sources, from time-to-time, including available real estate broker data, independent appraisals that may be obtained in connection with the acquisition, internal data from previous acquisitions or developments, and other market data, including market comparables for significant assumptions such as market rental, capitalization, and discount rates. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

We measure the aggregate value of lease intangible assets acquired based on the difference between (i) the property valued with new or in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in our analysis include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions, and costs to execute similar leases. We also consider information obtained about each targeted facility as a result of our pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the intangible assets acquired. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to be about six months, but can be longer depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal costs, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

Other intangible assets acquired may include customer relationship intangible values which are based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality, and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We amortize the value of our lease intangible assets to expense over the term of the respective leases. If a lease is terminated early, the unamortized portion of the lease intangibles are charged to expense.

We record above-market and below-market in-place lease values, if any, for our facilities, which are based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any resulting capitalized above-market lease values as a reduction of rental income over the lease term. We amortize any resulting capitalized below-market lease values as an increase to rental income over the lease term. If a lease is terminated early, the unamortized portion of the capitalized above/below market lease value is recognized in rental income at that time.

Real Estate and Depreciation: Real estate, consisting of land, buildings and improvements, is maintained at cost. Although typically paid by our tenants, any expenditure for ordinary maintenance and repairs that we pay are expensed to operations as incurred. Significant renovations and improvements, which improve and/or extend the useful life of the asset, are capitalized and depreciated over their estimated useful lives. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets, including an estimated liquidation amount, during the expected holding periods are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of the assets. For assets held for sale, we cease recording depreciation expense and adjust the assets' value to the lower of its carrying value or fair value, less cost of disposal. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest. We classify real estate assets as held for sale when we have commenced an active program to sell the assets, and in the opinion of management, it is probable the asset will be sold within the next 12 months.

Construction in progress includes the cost of land, the cost of construction of buildings, improvements, and fixed equipment, and costs for design and engineering. Other costs, such as interest, legal, property taxes, and corporate project supervision, which can be directly associated with the project during construction, are also included in construction in progress. We commence capitalization of costs associated with a development project when the development of the future asset is probable and activities necessary to get the underlying property ready for its intended use have been initiated. We stop the capitalization of costs when the property is substantially complete and ready for its intended use.

Depreciation is calculated on the straight-line method over the estimated useful lives of the related real estate and other assets. Our weighted-average useful lives at December 31, 2022 are as follows:

Buildings and improvements	39.0 years
Lease intangibles	26.8 years
Leasehold improvements	14.4 years
Furniture, equipment, and other	9.8 years

CREDIT LOSSES:

Losses from Rent Receivables: For all leases, we continuously monitor the performance of our existing tenants including, but not limited to: admission levels and surgery/procedure volumes by type; current operating margins; ratio of our tenant's operating margins both to facility rent and to facility rent plus other fixed costs; trends in revenue, cash collections, patient mix; and the effect of evolving healthcare regulations, adverse economic and political conditions, such as rising inflation and interest rates, and other events ongoing on a tenant's profitability and liquidity.

> **Losses from Operating Lease Receivables:** We utilize the information above along with the tenant's payment and default history in evaluating (on a property-by-property basis) whether or not a provision for losses on outstanding billed rent and/or straight-line rent receivables is needed. A provision for losses on rent receivables (including straight-line rent receivables) is ultimately recorded when it becomes probable that the receivable will not be collected in full. The provision is an amount which reduces the receivable to its estimated net realizable value based on a determination of the eventual amounts to be collected either from the debtor or from existing collateral, if any.

> **Losses on Financing Lease Receivables:** We apply a forward-looking "expected credit loss" model to all of our financing receivables, including financing leases and loans. To do this, we have grouped our financial instruments into two primary pools of similar credit risk: secured and unsecured. The secured instruments include our investments in financing receivables as all are secured by the underlying real estate, among other collateral. Within the two primary pools, we further grouped our instruments into sub-pools based on several tenant/borrower characteristics, including years of experience in the healthcare industry and in a particular market or region and overall capitalization. We then determined a credit loss percentage per pool based on our history over a period of time that closely matches the remaining terms of the financial instruments being analyzed and adjusted as needed for current trends or unusual circumstances. We have applied these credit loss percentages to the book value of the related instruments to establish a credit loss reserve on our financing lease receivables and such credit loss reserve (including the underlying assumptions) is reviewed and adjusted quarterly. If a financing receivable is under performing and is deemed uncollectible based on the lessee's overall financial condition, we will adjust the credit loss reserve based on the fair value of the underlying collateral.

We made the accounting policy election to exclude interest receivables from the credit loss reserve model. Instead, such receivables are impaired and an allowance recorded when it is deemed probable that we will be unable to collect all amounts due. Like operating lease receivables, the need for an allowance is based upon our assessment of the lessee's overall financial condition, economic resources and payment record, the prospects for support from any financially responsible guarantors, and, if appropriate, the realizable value of any collateral. Financing leases are placed on non-accrual status when we determine that the collectability of contractual amounts is not reasonably assured. If on non-accrual status, we generally account for the financing lease on a cash basis, in which income is recognized only upon receipt of cash.

Loans: Loans consist of mortgage loans, working capital loans, and other loans. Mortgage loans are collateralized by interests in real property. Working capital and other loans are typically collateralized by interests in receivables and corporate and individual guarantees. We record loans at cost. Like our financing lease receivables, we establish credit loss reserves on all outstanding loans based on historical credit losses of similar instruments. Such credit loss reserves, including the underlying assumptions, are reviewed and adjusted quarterly. If a loan's performance worsens and foreclosure is deemed probable for our collateral-based loans (after considering the borrower's overall financial condition as described above for leases), we will adjust the allowance for expected credit losses based on the current fair value of such collateral at the time the loan is deemed uncollectible. If the loan is not collateralized, the loan will be reserved for/written-off once it is determined that such loan is no longer collectible. Interest receivables on loans are excluded from the forward looking credit loss reserve model; however, we assess their collectability similar to how we assess collectability for interest receivables on financing leases described above.

The following table summarizes our credit loss reserves (in thousands):

December 31,	2022	2021
Balance at beginning of the year	$ 48,527	$ 8,726
Provision (recovery) for credit loss, net	99,009	41,710
Expected credit loss reserve related to financial instruments sold, repaid, or satisfied	(26,390)	(1,909)
Balance at end of year	$ 121,146	$ 48,527

Earnings Per Share: Basic earnings per common share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per common share is calculated by including the effect of dilutive securities.

Our unvested restricted stock awards contain non-forfeitable rights to dividends, and accordingly, these awards are deemed to be participating securities. These participating securities are included in the earnings allocation in computing both basic and diluted earnings per common share.

Income Taxes: We conduct our business as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended ("the Code"). To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute to stockholders at least 90% of our REIT's ordinary taxable income. As a REIT, we generally pay little U.S. federal and state income tax because of the dividends paid deduction that we are allowed to take. If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to operate in such a manner so that we will remain qualified as a REIT for U.S. federal income tax purposes.

Our financial statements include the operations of TRS entities. None of our TRS entities are entitled to a dividends paid deduction and are subject to U.S. federal, state, and local income taxes. Our TRS entities are authorized to provide property development, leasing, and management services for third-party owned properties, and we will make non-mortgage loans to and/or investments in our lessees through these entities.

With the property acquisitions and investments in Europe, Australia, and South America, we are subject to income taxes internationally. However, we do not expect to incur any additional income taxes, of a significant nature, in the U.S. as the majority such income from our international properties flows through our REIT income tax returns. For our TRS entities and international subsidiaries, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in our deferred tax assets/liabilities that results from a change in circumstances and that causes us to change our judgment about expected future tax consequences of events, is reflected in our tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of our deferred tax assets will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about our ability to realize the related deferred tax asset, is reflected in our tax provision when such changes occur.

The calculation of our income taxes involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. An income tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of technical merits. However, if a more likely than not position cannot be reached, we record a liability as an offset to the tax benefit and adjust the liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the uncertain tax position liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Stock-Based Compensation: We adopted the 2019 Equity Incentive Plan (the "Equity Incentive Plan") during the second quarter of 2019, which was amended during the second quarter of 2022. Awards of restricted stock and other equity-based awards with service conditions are valued at the average stock price per share on the date of grant and are amortized to compensation expense over the service periods (typically three years), using the straight-line method. Awards that contain market conditions are valued on the grant date using a Monte Carlo valuation model and are amortized to compensation expense over the derived service periods, which correspond to the periods over which we estimate the awards will be earned, which generally range from three to five years, using the straight-line method. Awards with performance conditions are valued at the average stock price per share on the date of grant and are amortized using the straight-line method over the service period, adjusted for the probability of achieving the performance conditions. Forfeitures of stock-based awards are recognized as they occur.

Deferred Costs: Costs incurred that directly relate to the offerings of stock are deferred and netted against proceeds received from the offering. Leasing commissions and other third-party leasing costs that would not have been incurred if the lease was not obtained are capitalized as deferred leasing costs and amortized on the straight-line method over the terms of the related lease agreements. Costs identifiable with loans made to borrowers are capitalized and recognized as a reduction in interest income over the life of the loan.

Deferred Financing Costs: We generally capitalize financing costs incurred in connection with new financings and refinancings of debt. These costs are amortized over the lives of the related debt as an addition to interest expense. For debt with defined principal re-payment terms, the deferred costs are amortized to produce a constant effective yield on the debt (interest method) and are included within "Debt, net" on our consolidated balance sheets. For debt without defined principal repayment terms, such as our revolving credit facility, the deferred costs are amortized on the straight-line method over the term of the debt and are included as a component of "Other assets" on our consolidated balance sheets.

Foreign Currency Translation and Transactions: Certain of our international subsidiaries' functional currencies are the local currencies of their respective countries. We translate the results of operations of our foreign subsidiaries into U.S. dollars using average rates of exchange in effect during the period, and we translate balance sheet accounts using exchange rates in effect at the end of the period. We record resulting currency translation adjustments in accumulated other comprehensive income (loss), a component of stockholders' equity on our consolidated balance sheets.

Certain of our U.S. subsidiaries will enter into short-term and long-term transactions denominated in a foreign currency from time-to-time. Gains or losses resulting from these foreign currency transactions are revalued into U.S. dollars at the rates of exchange prevailing at the dates of the transactions. The effects of revaluation gains or losses on our short-term transactions are included in other income (expense) in the consolidated statements of income, while the revaluation effects on our long-term investments are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets.

Derivative Financial Investments and Hedging Activities: During our normal course of business, we may use certain types of derivative instruments for the purpose of managing interest rate and/or foreign currency risk. We record our derivative and hedging instruments at fair value on the balance sheet. Changes in the estimated fair value of derivative instruments that are not designated as hedges or that do not meet the criteria for hedge accounting are recognized in earnings. For derivatives designated as cash flow hedges, the change in the estimated fair value of the effective portion of the derivative is recognized in accumulated other comprehensive income (loss) on our consolidated balance sheets, whereas the change in the estimated fair value of the ineffective portion is recognized in earnings. For derivatives designated as fair value hedges, the change in the estimated fair value of the effective portion of the derivatives offsets the change in the estimated fair value of the hedged item, whereas the change in the estimated fair value of the ineffective portion is recognized in earnings.

To qualify for hedge accounting, we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking the hedge prior to entering into a derivative transaction. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. In addition, for cash flow hedges, we assess whether the underlying forecasted transaction will occur. We discontinue hedge accounting if a derivative is not determined to be highly effective as a hedge or that it is probable that the underlying forecasted transaction will not occur.

Fair Value Measurement: We measure and disclose the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

- *Level 1* — quoted prices for *identical* instruments in active markets;
- *Level 2* — quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- *Level 3* — fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

We measure fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at their estimated fair value on either a recurring or non-recurring basis. When available, we utilize quoted market prices from an independent third party source to determine fair value and classify such items in Level 1. In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, we apply the dealer (market maker) pricing estimate and classify the asset or liability in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads, market capitalization rates, etc. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques that have been used by us include discounted cash flow and Monte Carlo valuation models. We also consider counterparty's and our own credit risk on derivatives and other liabilities measured at their estimated fair value.

Fair Value Option Election: For our equity investment in the international joint venture and equity interest in Springstone Health Opco, LLC ("Springstone"), along with any related investments such as loans (see Note 3 for more details), we have elected to account for these investments at fair value due to the size of the investments and because we believe this method is more reflective of current values. We have not made a similar election for other investments that exist at December 31, 2022.

LEASES (LESSEE)

Pursuant to ASU 2016-02, we are required to apply a dual approach, classifying leases (in which we are the lessee) as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase. This classification determines whether lease expense is recognized based on an effective interest method (for finance leases) or on a straight-line basis (for operating leases) over the term of the lease. We record a right-of-use asset and a lease liability for all material leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less are off balance sheet with lease expense recognized on a straight-line basis over the lease term.

Reclassifications: Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. For the year ended December 31, 2021, $39.4 million has been reclassified from "Other (including fair value adjustments on securities)" to "Real estate and other impairment charges, net" in our consolidated statements of Net Income. There is no impact to net income.

3. Real Estate and Other Activities

NEW INVESTMENTS

For the years ended December 31, 2022, 2021, and 2020, we acquired or invested in the following net assets (in thousands):

	2022	2021	2020
Land and land improvements	$ 135,301	$ 642,312	$ 365,281
Buildings	487,698	2,381,654	2,547,313
Intangible lease assets — subject to amortization (weighted-average useful life of 21.3 years in 2022, 34.5 years in 2021, and 27.5 years in 2020)	45,394	262,385	642,699
Investment in financing leases	—	—	114,797
Mortgage loans[1] [2]	159,735	1,113,300	176,840
Investments in unconsolidated real estate joint ventures	399,456	—	233,593
Investments in unconsolidated operating entities	131,105	1,033,096	205,000
Other loans	—	—	103,195
Other assets	—	—	1,328
Liabilities assumed	(25,727)	(82,508)	(140,866)
	$ 1,332,962	$ 5,350,239	$ 4,249,180
Loans repaid[1]	—	(1,103,410)	(834,743)
Total net assets acquired	$ 1,332,962	$ 4,246,829	$ 3,414,437

(1) The 2021 column includes an £800 million mortgage loan advanced to the Priory Group ("Priory") in the first quarter of 2021 and converted to fee simple ownership of 35 properties in the second quarter of 2021 as described below. The 2020 column includes approximately $740 million of loans advanced to Steward in 2017 and exchanged for the fee simple real estate of two hospitals as described below, as well as approximately $100 million of loans advanced to Ernest Health, Inc. ("Ernest") in 2012 and exchanged for the fee simple real estate of four hospitals as described below.

(2) In the 2022 second quarter, we increased our mortgage loan to Prospect Medical Holdings, Inc. ("Prospect") that was originated in 2019 and that is secured by a first lien on a California hospital. The loan bears interest at a current market rate plus a component of additional interest upon repayment.

2022 ACTIVITY

Macquarie Transaction

On March 14, 2022, we completed a transaction with Macquarie Asset Management ("MAM"), an unrelated party, to form a partnership (the "Macquarie Transaction"), pursuant to which we contributed eight Massachusetts-based general acute care hospitals that are leased to Steward, and a fund managed by MAM acquired, for cash consideration, a 50% interest in the partnership. The transaction valued the portfolio at approximately $1.7 billion, and we recognized a gain on sale of real estate of approximately $600 million from this transaction, partially offset by the write-off of unbilled straight-line rent receivables. The partnership raised nonrecourse secured debt of 55% of asset value, and we received proceeds, including from the secured debt, of approximately $1.3 billion. We obtained a 50% interest in the real estate partnership valued at approximately $400 million (included in the "Investments in unconsolidated real estate joint ventures" line of our consolidated balance sheets), which is being accounted for under the equity method of accounting.

In connection with this transaction, we separated the eight Massachusetts-based facilities into a separate master lease with terms generally identical to the other master lease, and the initial fixed lease term of both master leases were extended to 2041.

Other Transactions

On December 9, 2022, we acquired six behavioral health facilities in the United Kingdom for £233 million ($286 million), plus customary tax and other transaction costs. These hospitals are leased to Priory pursuant to separate long-term leases with inflation-based escalators. As part of this transaction, the third-party seller of the real estate provided £105 million of seller financing - see Note 4 for further details on this debt.

On March 11, 2022, we acquired four general acute care hospitals in Finland for €178 million ($194 million). These hospitals are leased to Pihlajalinna pursuant to a long-term lease with annual inflation-based escalators. We acquired these facilities by the share purchase of real estate holding entities that included deferred income tax and other liabilities of approximately $26 million.

On February 16, 2022, we agreed to participate in an existing syndicated term loan with a term of six years originated on behalf of Priory. We funded £96.5 million towards a £100 million participation level, reflecting a 3.5% discount. The loan carries a variable rate that was 8.3% at December 31, 2022.

Other investments in 2022 included the acquisition of six general acute care facilities and the origination of a CHF 60 million mortgage loan to Infracore SA ("Infracore"). Of the assets acquired, three were general acute care facilities located throughout Spain, acquired on April 29, 2022 for €27 million, and leased to GenesisCare pursuant to a long-term lease with annual inflation-based escalators. In addition, two general acute care facilities, one in Arizona and the other in Florida, were acquired on April 18 and 25, 2022, respectively, for approximately $80 million and leased to Steward pursuant to an already existing master lease agreement with annual inflation-based escalators. The other general acute care facility, located in Colombia, was acquired on July 29, 2022 for $26 million and leased to Fundación Cardiovascular de Colombia pursuant to a long-term lease with inflation-based escalators.

2021 ACTIVITY

Priory Group Transaction
On January 19, 2021, we completed the first of two phases in the Priory transaction in which we funded an £800 million interim mortgage loan on an identified portfolio of Priory real estate assets in the United Kingdom. On June 25, 2021, we completed the second phase of the transaction in which we converted this mortgage loan to fee simple ownership in a portfolio of 35 select real estate assets from Priory (which is currently owned by Waterland Private Equity Fund VII C.V. ("Waterland VII")) in individual sale-and-leaseback transactions. Therefore, the net aggregate purchase price for the real estate assets we acquired from Priory was approximately £800 million, plus customary stamp duty, tax, and other transaction costs. As part of the real estate acquisition (for which some of the assets were acquired by the share purchase of real estate holding entities), we incurred deferred income tax liabilities and other liabilities of approximately £47.1 million.

In addition to the real estate investment, on January 19, 2021, we made a £250 million acquisition loan to Waterland VII, in connection with the closing of Waterland VII's acquisition of Priory, which was repaid in full plus interest on October 22, 2021.

Finally, we acquired a 9.9% passive equity interest in the Waterland VII affiliate that indirectly owns Priory.

OTHER TRANSACTIONS

On December 2, 2021, we acquired the remaining 50% interest in a general acute hospital operated by IMED Hospitales ("IMED") in Valencia, Spain, which was formerly owned by our joint venture partner. We followed the asset acquisition cost accumulation model to account for this acquisition and included the carrying amount of our previously held equity interest, along with the approximately €46 million consideration paid and direct transaction costs incurred, in determining the total cost allocated to the net assets acquired.

On October 21, 2021, we acquired an acute care facility in Portugal for €17.8 million. This facility is leased to Atrys Health pursuant to a long-term master lease with annual escalations.

On October 19, 2021, we invested in 18 inpatient behavioral health facilities throughout the U.S. and an interest in the operations of Springstone for total consideration of $950 million (including an acquisition loan of approximately $185 million), plus closing and other transaction costs. We also incurred deferred income tax liabilities of approximately $8.0 million. These facilities are leased to Springstone pursuant to a long-term master lease with annual escalations and multiple extension options.

On August 1, 2021, we completed the acquisition of five general acute care hospitals located in South Florida for approximately $900 million, plus closing and other transaction costs. These hospitals are leased to Steward pursuant to a master lease, with annual inflation-based escalators.

On July 6, 2021, we acquired four acute care hospitals and two on-campus medical office buildings in Los Angeles, California for $215 million. These hospitals are leased to Pipeline Health System, LLC ("Pipeline") pursuant to a long-term lease with annual inflation-based escalators.

On July 6, 2021, we also acquired an acute care hospital in Stirling, Scotland for £15.6 million. This hospital is leased to Circle Health Ltd. ("Circle") pursuant to a long-term lease with annual inflation-based escalators.

On April 16, 2021, we made a CHF 145 million investment in Swiss Medical Network, our tenant via our Infracore equity investment.

On January 8, 2021, we made a $335 million loan to affiliates of Steward, all of the proceeds of which were used to redeem a similarly sized convertible loan held by Steward's former private equity sponsor.

2020 ACTIVITY

Circle Transaction

On January 8, 2020, we acquired a portfolio of 30 acute care hospitals located throughout the United Kingdom for approximately £1.5 billion from affiliates of BMI Healthcare, Inc. ("BMI"), as part of a share purchase in which we also inherited certain net deferred income tax and other liabilities and £27.6 million of unearned rent revenue. In a related transaction, affiliates of Circle acquired BMI and assumed its operations in the United Kingdom. As part of our acquisition, we inherited 30 existing leases with the operator that had initial fixed terms ending in 2050, with no renewal options but with annual inflation-based escalators. Effective June 16, 2020, these 30 leases were amended to include two five-year renewal options and improve the annual inflation-based escalators. These 30 leases are cross-defaulted and guaranteed by Circle.

OTHER TRANSACTIONS

On December 31, 2020, we acquired an inpatient rehabilitation hospital in South Carolina for approximately $17 million. As part of the transaction, we acquired the fee simple real estate of three inpatient rehabilitation hospitals and one long-term acute care hospital in exchange for the reduction of the mortgage loans made to Ernest for such properties in 2012. These five facilities, with an approximate $115 million total investment, are leased to Ernest pursuant to an existing long-term master lease with multiple extension options and annual escalation provisions.

On December 29, 2020, we increased our equity ownership and related investment in Infracore by investing an additional CHF 206.5 million. We are accounting for our total investment in this joint venture (this investment along with our initial investment in 2019 as noted below) under the equity method.

On August 13, 2020, we acquired a general acute care hospital in Lynwood, California for a total investment of approximately $300 million. This property is leased to Prime Healthcare Services, Inc. ("Prime") pursuant to a long-term master lease with annual escalations and multiple extension options.

On July 8, 2020, we acquired the fee simple real estate of two general acute care hospitals located in the Salt Lake City, Utah area, Davis Hospital & Medical Center and Jordan Valley Medical Center, in exchange for the reduction of the mortgage loans made to Steward for such properties and additional cash consideration of $200 million based on their relative fair value. The approximate $950 million investment in these two facilities is subject to a Steward master lease.

On June 24, 2020, we originated a CHF 45 million secured loan to Infracore, which was paid in full on December 2, 2020.

On May 13, 2020, we formed a joint venture for the purpose of investing in the operations of international hospitals. As part of the formation, we originated a $205 million acquisition loan. We have a 49% interest in this joint venture and are accounting for our investment using the fair value option election. The joint venture simultaneously purchased from Steward the rights and existing assets related to all present and future international opportunities previously owned by Steward for strategic, regulatory, and risk management purposes. Through this joint venture, we invested, on November 17, 2020, in the real estate of three general acute care hospitals in Colombia for approximately $135 million. These properties are operated by the international joint venture.

Other acquisitions in 2020 included three inpatient rehabilitation hospitals, two general acute care hospitals, and one private acute care hospital totaling approximately $300 million. One inpatient rehabilitation facility, located in Dahlen, Germany, was acquired on August 5, 2020 for €12.5 million and is leased to MEDIAN Kliniken S.á.r.l. ("MEDIAN") pursuant to the existing master lease. One of the general acute care facilities, located in Darlington, United Kingdom, was acquired on August 7, 2020 for £29.4 million and is leased to Circle pursuant to a long-term lease. The other general acute care hospital, located in London, United Kingdom, was acquired on November 25, 2020 for £50 million via the purchase of a 999-year ground lease and is leased to The Royal Marsden NHS Foundation Trust pursuant to a long-term lease. The inpatient rehabilitation hospitals, one in Texas and one in Indiana, were acquired on December 17, 2020 for approximately $58 million and are leased to Post Acute Medical, LLC pursuant to a long-term lease. The private acute care hospital, located in Reading, United Kingdom, was acquired on December 18, 2020 for £85.0 million and is leased to Circle pursuant to the existing long-term Circle master lease.

DEVELOPMENT ACTIVITIES

2022 Activity

During 2022, we agreed to finance the development of five new projects. One of these development projects is a behavioral health facility in McKinney, Texas with a total budget of approximately $35 million. This facility will be leased to Springstone pursuant to the existing long-term master lease. The second development project is an inpatient rehabilitation facility in Cayce, South Carolina with a total budget of approximately $22 million. This facility will be leased to Ernest pursuant to an existing long-term master lease. In addition, we agreed to finance the development of and lease three general acute care facilities located throughout Spain for a total commitment of approximately €120 million. These facilities will be leased to our existing tenant, IMED, under a long-term master lease agreement.

During the 2022 first quarter, we completed construction and began recording rental income on an inpatient rehabilitation facility located in Bakersfield, California. This facility commenced rent on March 1, 2022 and is being leased to Ernest pursuant to an existing long-term master lease.

2021 Activity

In the fourth quarter of 2021, we agreed to finance the development of and lease an acute care facility in Texarkana, Texas for $169.4 million. After initial delays with a change in the general contractor, physical construction has begun with an updated expected completion date of the first quarter of 2026. This facility will be leased to Steward pursuant to an existing long-term master lease.

2020 Activity

On November 23, 2020, we agreed to finance the development of and lease an inpatient rehabilitation facility in Stockton, California for $47.7 million. This facility will be leased to Ernest pursuant to an existing long-term master lease.

During 2020, we completed construction on two general acute care facilities and one inpatient rehabilitation facility and began recognizing revenue on these properties immediately thereafter.

See table below for a status summary of our current development projects (in thousands):

Property	Commitment		Costs Incurred as of December 31, 2022		Estimated Rent Commencement Date
Ernest (Stockton, California)	$	47,700	$	45,739	1Q 2023
IMED (Spain)		50,411		13,037	2Q 2023
Ernest (South Carolina)		22,400		7,541	2Q 2023
IMED (Spain)		45,408		33,801	3Q 2023
Springstone (Texas)		34,600		1,962	1Q 2024
IMED (Spain)		36,734		8,320	3Q 2024
Steward (Texas)		169,408		57,020	1Q 2026
	$	406,661	$	167,420	

DISPOSALS

2022 Activity

On March 14, 2022, we completed the previously described partnership with MAM, in which we sold the real estate of eight Massachusetts-based general acute care hospitals, with a fair value of approximately $1.7 billion. See "New Investments" in this Note 3 for further details on this transaction.

During 2022, we also completed the sale of 15 other facilities (including 11 properties sold on September 1, 2022 related to the Prime repurchase option for proceeds of $366 million) and five ancillary properties for total proceeds of approximately $522 million and recognized a gain on real estate of approximately $100 million, along with a $42 million write-off of straight-line rent receivables due to the early termination of certain properties' expected lease terms.

Summary of Operations for Disposed Assets in 2022

The properties sold during 2022 do not meet the definition of discontinued operations. However, the following represents the operating results from these properties for the periods presented (in thousands):

For the Years Ended December 31,	2022	2021	2020
Revenues [1]	$ 17,831	$ 180,549	$ 174,362
Real estate depreciation and amortization [2]	(4,683)	(28,579)	(38,059)
Property-related expenses	(1,588)	(5,065)	(12,509)
Other income [3]	536,813	181	1,228
Income from real estate dispositions, net	$ 548,373	$ 147,086	$ 125,022

(1) Includes approximately $42 million of straight-line rent and other write-offs associated with the non-Macquarie disposal transactions for the year ended December 31, 2022.
(2) Lower in 2022 as we stopped depreciating the properties making up the Macquarie Transaction once deemed held for sale in September 2021.
(3) Includes $536.8 million of gains (net of $125 million write-off of straight-line rent receivables related to the Macquarie Transaction) for the year ended December 31, 2022.

2021 Activity

During the 2021 fourth quarter, we sold our interest in the operations of three operators (two of which were in Germany) for proceeds of approximately $54.5 million, resulting in a net gain of approximately $40 million.

During 2021, we also completed the sale of 16 facilities and an ancillary property for approximately $246 million, resulting in a net gain on real estate of approximately $52.5 million.

2020 Activity

During 2020, we completed the sale of nine facilities and six ancillary properties for approximately $94 million, resulting in a net loss of $2.8 million.

INTANGIBLE ASSETS

At December 31, 2022 and 2021, our intangible lease assets were $1.4 billion ($1.2 billion, net of accumulated amortization) and $1.4 billion ($1.3 billion, net of accumulated amortization), respectively.

We recorded amortization expense related to intangible lease assets of $55.9 million, $56.0 million, and $42.4 million in 2022, 2021, and 2020, respectively, and expect to recognize amortization expense from existing lease intangible assets as follows (amounts in thousands):

For the Years Ended December 31,	
2023	$ 56,740
2024	56,683
2025	56,535
2026	56,266
2027	55,932

As of December 31, 2022, capitalized lease intangibles have a weighted-average remaining life of 23.7 years.

LEASING OPERATIONS (LESSOR)

We acquire and develop healthcare facilities and lease the facilities to healthcare operating companies. The initial fixed lease terms of these infrastructure-type assets are typically at least 15 years, and most include renewal options at the election of our tenants, generally in five year increments. Over 99% of our leases provide annual rent escalations based on increases in the CPI (or similar indices outside the U.S.) and/ or fixed minimum annual rent escalations. Many of our domestic leases contain purchase options with pricing set at various terms but in no case less than our total initial investment. For three properties with a carrying value of approximately $110 million at December 31, 2022, our leases require a residual value guarantee from the tenant. Our leases typically require the tenant to handle and bear most of the costs associated with our properties including repair/maintenance, property taxes, and insurance. We routinely inspect our properties to ensure our assets are being maintained properly and in compliance with the terms of our leases.

The following table summarizes total future minimum lease payments to be received, excluding operating expense reimbursements, from tenants under noncancelable leases as of December 31, 2022 (amounts in thousands):

	Total Under Operating Leases	Total Under Financing Leases	Total
2023	$ 984,353	$ 161,079	$ 1,145,432
2024	1,001,456	164,357	1,165,813
2025	1,016,367	167,701	1,184,068
2026	1,031,717	171,112	1,202,829
2027	1,048,409	174,591	1,223,000
Thereafter	25,851,987	4,376,304	30,228,291
	$ 30,934,289	$ 5,215,144	$ 36,149,433

For all of our properties subject to lease, we are the legal owner of the property and the tenant's right to use and possess such property is guided by the terms of a lease. At December 31, 2022, we account for all of these leases as operating leases, except where GAAP requires alternative classification, including leases on 13 Ernest facilities and three Prime facilities that are accounted for as DFLs and leases on 13 of our Prospect facilities and five of our Ernest facilities that are accounted for as a financing. The components of our total investment in financing leases consisted of the following (in thousands):

As of December 31,	2022	2021
Minimum lease payments receivable	$ 880,253	$ 1,183,855
Estimated unguaranteed residual values	203,818	203,818
Less: Unearned income and allowance for credit loss	(731,915)	(918,584)
Net investment in direct financing leases	352,156	469,089
Other financing leases (net of allowance for credit loss)	1,339,167	1,584,238
Total investment in financing leases	$ 1,691,323	$ 2,053,327

The decrease in total investment in financing leases during 2022 is primarily related to financing leases associated with two properties sold on September 1, 2022 associated with the Prime repurchase transaction, along with the impairment associated with our Prospect properties, as discussed further below.

COVID-19 Rent Deferrals

Due to the COVID-19 pandemic and its impact on our tenants' business, we agreed to defer collection of a certain amount of rent for a few tenants. Pursuant to our agreements with these tenants, we expect repayments of previously deferred rent to continue, with the remaining outstanding deferred rent balance of approximately $14.6 million as of December 31, 2022, to be paid over specified periods in the future with interest.

Prospect Medical Holdings

In August 2019, we invested in a portfolio of 14 acute care hospitals in three states (California, Pennsylvania, and Connecticut) operated by Prospect for a combined purchase price of approximately $1.5 billion. In addition, we originated a $112.9 million term loan secured by a parent guaranty. In the 2022 second quarter, we funded an additional $100 million towards the existing mortgage loan that is secured by a first lien on a California hospital.

Prospect (like other healthcare systems around the world) struggled through the COVID-19 pandemic, starting in early 2020 and continuing through much of the 2022 first quarter with the impact from the Omicron variant. Although admissions, surgeries, and ER visits are back above pre-COVID levels at their California and Connecticut properties, Prospect's four Pennsylvania facilities are still trailing. Now with the impact of higher labor and other costs due to inflation, Prospect has experienced a decline in cash flows during 2022. Prospect has been working through various restructuring plans to manage their cash flow. Some of these plans have made it to the binding commitment stage, including the expected sale of their Connecticut properties to Yale New Haven Health ("Yale") announced in October 2022, while others have not.

Until the 2022 fourth quarter, Prospect was current on its rent and interest obligations under the various agreements. However, with rent and interest now past due and certain of Prospect's restructuring plans yet to be finalized, we recorded an approximate $280 million impairment charge in the 2022 fourth quarter, as shown in "Real estate and other impairment charges, net" on the consolidated statements of net income. As part of this charge, we reduced the carrying value of the underperforming Pennsylvania properties by approximately $170 million (to approximately $250 million) and reserved all non-cash rent for a total of $112 million. We expect to record rent on our Prospect leases on a cash basis for the foreseeable future. At December 31, 2022, we believe our remaining investment in the Prospect real estate and other assets are fully recoverable, but no assurances can be given that we will not have any further impairments in future periods.

Pipeline Health System

On October 2, 2022, Pipeline filed for reorganization relief under Chapter 11 protection of the United States Bankruptcy Code in the Southern District of Texas, while keeping its hospitals open to continue providing care to the communities served. On February 6, 2023, Pipeline emerged from bankruptcy. Per the bankruptcy settlement, Pipeline's current lease of our California assets remains in place, and we were repaid on February 7, 2023 for all rent that was outstanding at December 31, 2022, along with what was due for January and February 2023. We have agreed to defer $5.6 million, or approximately 30%, of rent in 2023 to be paid in 2024 with interest. We also agreed to provide approximately $11 million in capital funding for Pipeline to complete their behavioral facility addition to the Coast Plaza Hospital, which will result in increased rent to us upon completion. As of December 31, 2022, assets leased to Pipeline represent 1% of our total assets, which we believe are fully recoverable at this time. However, no assurances can be given that we will not have any write-offs or impairments in future periods.

Watsonville Community Hospital

On September 30, 2019, we acquired the real estate of Watsonville Community Hospital in Watsonville, California for $40 million, which was then leased to Halsen Healthcare. In addition, we made a working capital loan to Halsen Healthcare. The hospital operator faced significant financial challenges over a two-year period that were worsened by the COVID-19 pandemic. During this time, we increased the loan in an effort to support the operator of this facility, allowing it to continue to serve the community's needs. On December 5, 2021, Halsen Healthcare filed Chapter 11 bankruptcy in order to reorganize, while keeping the hospital open. As such, we recorded a credit loss reserve of approximately $40 million against the estimated uncollectible portion of the loan and wrote off approximately $2.5 million of billed and straight-line rent receivables.

On February 23, 2022, the bankruptcy court approved the bid by Pajaro Valley Healthcare District Corporation ("Pajaro") to purchase the operations of the Watsonville Community Hospital and lease the real estate from us. On August 31, 2022, Pajaro completed this purchase of the operations of the Watsonville Community Hospital. As a result of this transaction, we were repaid approximately $32 million of the loans previously provided to the hospital. This loan repayment resulted in a net credit loss recovery of approximately $15 million in 2022 and reflected in the "Real estate and other impairment charges, net" line of the consolidated statements of net income. To date, Pajaro has been current on its monthly rental payments to us.

OTHER LEASING ACTIVITIES

2022 Activity

At December 31, 2022, 99% of our properties are occupied by tenants, leaving five properties as vacant, representing less than 0.3% of total assets. We are in various stages of either releasing or selling these vacant properties, for one of which we received and recorded a significant termination fee in 2019.

2021 Activity

On December 23, 2021, Lifepoint Health, Inc. ("Lifepoint") announced the completion of the transaction with Kindred Healthcare ("Kindred"), in which Lifepoint acquired Kindred, and announced the related launch of ScionHealth, a new healthcare company made up of a combination of former Kindred and Lifepoint hospitals. With this transaction, we have eight properties leased to ScionHealth and nine properties leased to Lifepoint.

2020 Activity

On July 24, 2020, we re-leased our five San Antonio, Texas free standing emergency facilities (with a total investment of approximately $30 million) to Methodist Healthcare System of San Antonio, a joint venture between HCA and Methodist Healthcare Ministries of South Texas, pursuant to a long-term master lease. As a result, we recorded an approximate $1.5 million write-off of straight-line rent in the 2020 third quarter.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in Unconsolidated Real Estate Joint Ventures

Our primary business strategy is to acquire real estate and lease to providers of healthcare services. Typically, we directly own 100% of such investment. However, from time-to-time, we will co-invest with other investors that share a similar view that hospital real estate is a necessary infrastructure-type asset in communities. In these types of investments, we will own undivided interests of less than 100% of the real estate and share control over the assets through unconsolidated real estate joint ventures. The underlying real estate and leases in these unconsolidated real estate joint ventures are structured similarly and carry a similar risk profile to the rest of our real estate portfolio.

The following is a summary of our investments in unconsolidated real estate joint ventures by operator (amounts in thousands):

As of December 31,		2022	2021
OPERATOR	**OWNERSHIP PERCENTAGE**		
MEDIAN	50%	$ 482,735	$ 517,648
Swiss Medical Network	70%	454,083	476,193
Steward (Macquarie Transaction)	50%	417,701	—
Policlinico di Monza	50%	86,245	95,468
HM Hospitales	45%	57,139	63,618
Total		$ 1,497,903	$ 1,152,927

For the increase in our investments in unconsolidated real estate joint ventures since December 31, 2021, see "New Investments" section in this same Note 3 for a discussion of the Macquarie Transaction.

Investments in Unconsolidated Operating Entities

Our investments in unconsolidated operating entities are noncontrolling investments that are typically made in conjunction with larger real estate transactions in which the operators are vetted as part of our overall underwriting process. In many cases, we would not be able to acquire the larger real estate portfolio without such investments in operators. These investments also offer the opportunity to enhance our overall return and provide for certain minority rights and protections.

The following is a summary of our investments in unconsolidated operating entities (amounts in thousands):

As of December 31,	2022	2021
OPERATOR		
Steward (loan investment)	$ 362,831	$ 360,164
International joint venture	231,402	219,387
Springstone	200,827	187,450
Priory	156,575	42,315
Swiss Medical Network	157,145	159,208
Steward (equity investment)	125,862	139,000
Prospect	112,777	112,283
Aevis Victoria SA ("Aevis")	72,904	61,271
Aspris Children's Services ("Aspris")	16,023	8,356
Caremax	8,526	—
Total	$ 1,444,872	$ 1,289,434

The increase during 2022 is primarily due to our investment in the Priory syndicated term loan as described under "New Investments" in this Note 3. In the 2022 fourth quarter, Steward sold its managed care business to Caremax and received shares of Caremax plus cash, along with the potential for additional stock contingent on performance. As part of this transaction, we received a dividend of Caremax shares that are marked to fair value each period.

Pursuant to our approximate 5% stake in Aevis and other investments marked to fair value, we recorded a $2.3 million favorable non-cash fair value adjustment during 2022 as shown in the "Other (including fair value adjustments on securities)" line of the consolidated statements of net income; whereas, this was an $8.2 million favorable non-cash fair value adjustment in 2021. We also earned approximately $4 million of dividend income from our Switzerland investments during 2022.

Pursuant to our existing 9.9% equity interest in Steward, we received an $11 million cash distribution during 2021, which was accounted for as a return of capital.

OTHER INVESTMENT ACTIVITIES

In the 2022 second quarter, we loaned $150 million to Steward pursuant to a five-year secured loan. The loan bears interest at a current market rate (comparable to recent lease rates) plus a component of additional interest upon repayment. The loan is prepayable without penalty and is mandatorily prepayable upon certain sales of Steward assets and operations.

Concentration of Credit Risks
We monitor concentration risk in several ways due to the nature of our real estate assets that are vital to the communities in which they are located and given our history of being able to replace inefficient operators of our facilities, if needed, with more effective operators:

1) Facility concentration – At December 31, 2022 and December 31, 2021, our largest single property represented approximately 2.7% of our total assets.

2) Operator concentration – For the years ended December 31, 2022 and December 31, 2021, revenue from each of Steward, Circle, and Prospect individually represented more than 10% of our total revenues.

3) Geographic concentration – At December 31, 2022, investments in the U.S., Europe, Australia, and South America represented approximately 61%, 33%, 5%, and 1%, respectively, of our total assets compared to 64%, 30%, 5%, and 1%, respectively, of our total assets at December 31, 2021.

4) Facility type concentration – For the year ended December 31, 2022, approximately 76% of our revenues were generated from our general acute care facilities, while revenues from our behavioral and rehabilitation facilities made up 13% and 7%, respectively. Freestanding ER/urgent care facilities and long-term acute care facilities combined to make up the remaining 4%. In comparison, general acute care, behavioral, and rehabilitation facilities made up 81%, 8%, and 7%, respectively, of our total revenues for the year ended December 31, 2021. Revenues from our freestanding ER/urgent care, and long-term acute care facilities combined to make up approximately 4% for the year ended December 31, 2021.

(For geographic and facility type concentration metrics above, we allocate our investments in operating entities pro rata based on the gross book value of the real estate. Such pro rata allocations are subject to change from period to period.)

Related Party Transactions
Lease and interest revenue earned from tenants and real estate joint ventures in which we had an equity interest (accounted for under either the equity or fair value option methods) during the year were $135.5 million, $63.9 million, and $29.8 million for 2022, 2021, and 2020, respectively.

See subsections "New Investments" and "Disposals" in this Note 3 as it relates to our investments in Springstone and the international and Infracore ventures for other related party transactions during 2022, 2021, and 2020.

4. Debt

The following is a summary of debt (dollar amounts in thousands):

As of December 31,	2022	2021
Revolving credit facility (A)	$ 929,584	$ 730,000
Interim credit facility	—	869,606
Term loan	200,000	200,000
British pound sterling term loan due 2024 (B)	126,690	—
British pound sterling term loan due 2025 (B)	845,810	947,240
Australian term loan facility (B)	817,560	871,560
2.550% Senior Unsecured Notes due 2023 (B)	483,320	541,280
3.325% Senior Unsecured Notes due 2025 (B)	535,250	568,500
0.993% Senior Unsecured Notes due 2026 (B)	535,250	568,500
2.500% Senior Unsecured Notes due 2026 (B)	604,150	676,600
5.250% Senior Unsecured Notes due 2026	500,000	500,000
5.000% Senior Unsecured Notes due 2027	1,400,000	1,400,000
3.692% Senior Unsecured Notes due 2028 (B)	724,980	811,920
4.625% Senior Unsecured Notes due 2029	900,000	900,000
3.375% Senior Unsecured Notes due 2030 (B)	422,905	473,620
3.500% Senior Unsecured Notes due 2031	1,300,000	1,300,000
	$ 10,325,499	$ 11,358,826
Debt issue costs and discount, net	(57,087)	(76,056)
	$ 10,268,412	$ 11,282,770

(A) Includes £90 million of GBP-denominated borrowings and €253 million of Euro-denominated borrowings that reflect the exchange rate at December 31, 2022.
(B) Non-U.S. dollar denominated debt that reflects the exchange rate at period-end.

As of December 31, 2022, principal payments due on our debt (which exclude the effects of any discounts, premiums, or debt issue costs recorded) are as follows (amounts in thousands):

2023	$ 483,320
2024	944,250
2025	1,381,060
2026	2,568,984
2027	1,600,000
Thereafter	3,347,885
Total	$ 10,325,499

CREDIT FACILITY

On May 6, 2022, we increased the amount of our unsecured credit facility ("Credit Facility") by $500 million by exercising the accordion feature. In addition, our revolver and U.S. dollar term loan were modified with Secured Overnight Financing Rate as a replacement reference rate to U.S. dollar LIBOR. Currently, our Credit Facility includes a $1.8 billion unsecured revolving loan facility and a $200 million unsecured term loan facility.

On June 29, 2022, we amended our Credit Facility. The amendment extended the maturity date of our revolving facility to June 30, 2026 with our option to extend for an additional 12 months. The maturity date of our $200 million unsecured term loan facility was extended to June 30, 2027. Additionally, we may request incremental term loan and/or revolving loan commitments in an aggregate amount not to exceed $1 billion.

In addition, the amendment improved interest rate spreads for both facilities. Under the amended Credit Facility and at our election, loans may be made as either ABR Loans or Term Benchmark Loans. The applicable margin for term loans that are ABR Loans is adjustable on a sliding scale from 0.00% to 0.70% based on current credit rating. The applicable margin for term loans that are Term Benchmark Loans is adjustable on a sliding scale from 0.875% to 1.70% based on current credit rating. The applicable margin for revolving loans that are ABR Loans is adjustable on a sliding scale from 0.00% to 0.50% based on current credit rating. The applicable margin for revolving loans that are Term Benchmark Loans or RFR Loans, as defined in the Credit Facility agreement, is adjustable on a sliding scale from 0.80% to 1.50% based on current credit rating. The facility fee is adjustable on a sliding scale from 0.125% to 0.30% (currently 0.25%) based on current credit rating and is payable on the revolving loan facility.

At December 31, 2022, we had $929.6 million outstanding on the revolving credit facility, whereas, we had $730.0 million outstanding on our revolving credit facility at December 31, 2021. At December 31, 2022 and 2021, our availability under our revolving credit facility was $0.9 billion and $0.6 billion, respectively. The weighted-average interest rate on the revolving facility was 3.8% and 1.3% during 2022 and 2021, respectively.

At December 31, 2022 and 2021, the interest rate in effect on our term loan was 5.70% and 1.56%, respectively.

INTERIM CREDIT FACILITIES

January 2021 Interim Credit Facility

On January 15, 2021, we entered into a $900 million interim credit facility ("January 2021 Interim Credit Facility"), of which we borrowed £500 million to partially fund the Priory Group Transaction. We paid off and terminated this facility on March 26, 2021 with proceeds from the issuance of the 2.500% Senior Unsecured Notes due 2026 and the 3.375% Senior Unsecured Notes due 2030.

July 2021 Interim Credit Facility

On July 27, 2021, we entered into a $1 billion interim credit facility with Barclays Bank PLC as administrative agent ("July 2021 Interim Credit Facility"), and several lenders from time-to-time are parties thereto. We used this facility to partially fund the acquisition of five South Florida facilities in August 2021 and the Springstone investments in October 2021. At December 31, 2021, the outstanding balance under this facility was $869.6 million.

On March 15, 2022, we paid off and terminated the July 2021 Interim Credit Facility with proceeds from the Macquarie Transaction as more fully described in Note 3 to the consolidated financial statements.

NON-U.S. TERM LOANS

British Pound Sterling Term Loan due 2024

On December 9, 2022, we entered into a £105 million unsecured sterling-denominated term loan, of which we used to partially fund the Priory acquisition on the same date. This term loan matures on December 9, 2024, and has a fixed interest rate of 5.250%.

British Pound Sterling Term Loan due 2025

On January 6, 2020, we entered into a £700 million unsecured sterling-denominated term loan with Bank of America, N.A., as administrative agent, and several lenders from time-to-time are parties thereto. The term loan matures on January 15, 2025. The applicable margin under the term loan is adjustable based on a pricing grid from 0.85% to 1.65% dependent on our current credit rating. On March 4, 2020, we entered into an interest rate swap transaction (effective March 6, 2020) to fix the interest rate to approximately 0.70% for the duration of the loan. The current applicable margin for the pricing grid (which can vary based on our credit rating) is 1.25% for an all-in fixed rate of 1.95%.

Australian Term Loan

On May 23, 2019, we entered into an A$1.2 billion term loan with Bank of America, N.A., as administrative agent, and several lenders from time-to-time are parties thereto. The term loan matures on May 23, 2024. The interest rate under the term loan is adjustable based on a pricing grid from 0.85% to 1.65%, dependent on our current senior unsecured credit rating. On June 27, 2019, we entered into an interest rate swap transaction (effective July 3, 2019) to fix the interest rate to approximately 1.20% for the duration of the loan as long as the reference rate stays above 0.00%. The current applicable margin for the pricing grid (which can vary based on our credit rating) is 1.25% for an all-in fixed rate of 2.45%.

Interest Rate Swaps

At December 31, 2022, we had a derivative asset of approximately $93.2 million related to the combination of the sterling-denominated term loan interest rate swap and the Australian dollar term loan interest rate swap. At December 31, 2021, we had a derivative asset of approximately $12.4 million related to the sterling-denominated term loan interest rate swap and a derivative liability of approximately $4.2 million related to the Australian dollar term loan interest rate swap. Derivative assets are included in "Other assets" while, the derivative liabilities are included in "Accounts payable and accrued expenses" on our consolidated balance sheets.

SENIOR UNSECURED NOTES

The following are the basic terms of our senior unsecured notes at December 31, 2022 (par value amounts in thousands):

	Offering Completion Date	Maturity Date	Par Value	% of Par Value	Interest Payment Frequency
2.550% Senior Unsecured Notes due 2023	December 5, 2019	December 5, 2023	£ 400,000	100.000%	Annually
3.325% Senior Unsecured Notes due 2025	March 24, 2017	March 24, 2025	€ 500,000	100.000%	Annually
0.993% Senior Unsecured Notes due 2026	October 6, 2021	October 15, 2026	€ 500,000	100.000%	Annually
2.500% Senior Unsecured Notes due 2026	March 24, 2021	March 24, 2026	£ 500,000	99.937%	Annually
5.250% Senior Unsecured Notes due 2026	July 22, 2016	August 1, 2026	$ 500,000	100.000%	Semi-annually
5.000% Senior Unsecured Notes due 2027	September 7, 2017	October 15, 2027	$ 1,400,000	100.000%	Semi-annually
3.692% Senior Unsecured Notes due 2028	December 5, 2019	June 5, 2028	£ 600,000	99.998%	Annually
4.625% Senior Unsecured Notes due 2029	July 26, 2019	August 1, 2029	$ 900,000	99.500%	Semi-annually
3.375% Senior Unsecured Notes due 2030	March 24, 2021	April 24, 2030	£ 350,000	99.448%	Annually
3.500% Senior Unsecured Notes due 2031	December 4, 2020	March 15, 2031	$ 1,300,000	100.000%	Semi-annually

We may repurchase, redeem, or refinance senior unsecured notes from time-to-time. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, or a tender offer. In some cases, we may redeem some or all of the notes at any time, but may require a redemption premium that will decrease over time. In the event of a change of control, each holder of the notes may require us to repurchase some or all of our notes at a repurchase price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to the date of purchase. Redemptions and repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.

DEBT REFINANCING AND UNUTILIZED FINANCING COSTS

2022
In 2022, we incurred approximately $9.5 million of debt refinancing costs. These costs were incurred as a result of the payoff of our July 2021 Interim Credit Facility with proceeds from the Macquarie Transaction on March 14, 2022, along with the amendment of our Credit Facility on June 29, 2022.

2021
With the termination of our January 2021 Interim Credit Facility and other debt activity, we incurred approximately $7.3 million of debt refinancing costs in 2021.

With proceeds from our 0.993% Senior Unsecured Notes due 2026 offering, on October 22, 2021, we redeemed all of our outstanding €500 million aggregate principal amount of 4.000% senior unsecured notes that were due in 2022, including accrued and unpaid interest. As a result of this redemption, we incurred a charge of approximately $20 million (including redemption premiums and accelerated amortization of deferred debt issuance costs).

2020
With proceeds from our 3.500% Senior Unsecured Notes due 2031 offering in 2020, we redeemed all of our outstanding $500.0 million aggregate principal amount of 6.375% senior unsecured notes that were due in 2024 and $300.0 million aggregate principal amount of 5.500% senior unsecured notes that were due in 2024, including accrued and unpaid interest. As a result of these redemptions, we incurred a charge of approximately $28 million (including redemption premiums and accelerated amortization of deferred debt issuance costs).

COVENANTS

Our debt facilities impose certain restrictions on us, including restrictions on our ability to: incur debts; create or incur liens; provide guarantees in respect of obligations of any other entity; make redemptions and repurchases of our capital stock; prepay, redeem, or repurchase debt; engage in mergers or consolidations; enter into affiliated transactions; dispose of real estate or other assets; and change our business. In addition, the credit agreements governing our Credit Facility limit the amount of dividends we can pay as a percentage of normalized adjusted funds from operations ("NAFFO"), as defined in the agreements, on a rolling four quarter basis. At December 31, 2022, the dividend restriction was 95% of NAFFO. The indentures governing our senior unsecured notes also limit the amount of dividends we can pay based on the sum of 95% of NAFFO, proceeds of equity issuances, and certain other net cash proceeds. Finally, our senior unsecured notes require us to maintain total unencumbered assets (as defined in the related indenture) of not less than 150% of our unsecured indebtedness.

In addition to these restrictions, the Credit Facility contains customary financial and operating covenants, including covenants relating to our total leverage ratio, fixed charge coverage ratio, secured leverage ratio, consolidated adjusted net worth, unsecured leverage ratio, and unsecured interest coverage ratio. The Credit Facility also contains customary events of default, including among others, nonpayment of principal or interest, material inaccuracy of representations, and failure to comply with our covenants. If an event of default occurs and is continuing under the Credit Facility, the entire outstanding balance may become immediately due and payable. At December 31, 2022, we were in compliance with all such financial and operating covenants.

5. Income Taxes

We have maintained and intend to maintain our election as a REIT under the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to U.S. federal income tax if we distribute 100% of our REIT taxable income to our stockholders and satisfy certain other requirements; instead, income tax is paid directly by our stockholders on the dividends distributed to them. If our REIT taxable income exceeds our dividends in a tax year, REIT tax rules allow us to designate dividends from the subsequent tax year in order to avoid current taxation on undistributed income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates. Taxable income from non-REIT activities managed through our TRS entities is subject to applicable U.S. federal, state, and local income taxes. Our international subsidiaries are also subject to income taxes in the jurisdictions in which they operate.

From our TRS entities and our foreign operations, income tax (expense) benefit were as follows (in thousands):

For the Years Ended December 31,	2022	2021	2020
Current income tax (expense) benefit:			
Domestic	$ 1,111	$ (1,559)	$ 63
Foreign	(27,751)	(18,964)	(10,203)
	(26,640)	(20,523)	(10,140)
Deferred income tax (expense) benefit:			
Domestic	(15,628)	6,915	(10,680)
Foreign	(13,632)	(60,340)	(10,236)
	(29,260)	(53,425)	(20,916)
Income tax (expense)	$ (55,900)	$ (73,948)	$ (31,056)

A reconciliation of income tax (expense) benefit from the statutory income tax rate to the effective tax rate based on income before income taxes for the years ended December 31, 2022, 2021, and 2020 is as follows (in thousands):

For the Years Ended December 31,	2022	2021	2020
Income before income tax	$ 959,719	$ 730,888	$ 463,328
Income tax (expense) at the U.S. statutory federal rate (21% in 2022, 2021, and 2020)	(201,541)	(153,486)	(97,299)
Decrease (increase) in income tax resulting from:			
Foreign rate differential	1,826	2,742	2,160
State income taxes, net of federal benefit	(1,886)	—	970
U.S. earnings not subject to federal income tax	165,705	132,266	82,921
Equity investments	—	—	380
Change in valuation allowance	(11,281)	(10,040)	(8,514)
Statutory tax rate change	(941)	(43,924)	(9,471)
Interest disallowance	(1,737)	(646)	—
Other items, net	(6,045)	(860)	(2,203)
Total income tax (expense)	$ (55,900)	$ (73,948)	$ (31,056)

In 2022, we incurred approximately $5 million of income tax expense from the credit loss recovery on loans made to the Watsonville Community Hospital; whereas, in 2021, we recorded an approximate $10 million income tax benefit related to the initial loan impairment, as more fully described in Note 3 of this Annual Report.

During the 2021 second quarter, the United Kingdom enacted an increase in its corporate income tax rates from 19% to 25% effective April 1, 2023, which resulted in a one-time adjustment to our net deferred tax liabilities of approximately $43 million.

The foreign provision for income taxes is based on foreign profit before income taxes of $159.6 million, $164.0 million, and $62.1 million in 2022, 2021, and 2020, respectively.

The domestic provision for income taxes is based on income (loss) before income taxes of $10.8 million in 2022, $(29.7) million in 2021, and $6.4 million in 2020 from our TRS entities.

At December 31, 2022 and 2021, components of our deferred tax assets and liabilities were as follows (in thousands):

	2022	2021
Deferred tax assets:		
Operating loss and interest deduction carry forwards	$ 175,922	$ 197,876
Other	15,218	1,815
Total deferred tax assets	191,140	199,691
Valuation allowance	(71,499)	(61,747)
Total net deferred tax assets	$ 119,641	$ 137,944
Deferred tax liabilities:		
Property and equipment	$ (294,181)	$ (320,546)
Net unbilled revenue	(63,324)	(43,366)
Partnership investments	(26,268)	(15,963)
Other	(27,153)	(3,836)
Total deferred tax liabilities	(410,926)	(383,711)
Net deferred tax asset (liability)	$ (291,285)	$ (245,767)

At December 31, 2022, we had net NOL and other tax attribute carryforwards as follows (in thousands):

	U.S.	Foreign
Gross NOL carryforwards	$ 148,900	$ 633,682
Tax-effected NOL carryforwards	$ 24,013	$ 151,909
Valuation allowance	(13,864)	(57,635)
Net deferred tax asset - NOL carryforwards	$ 10,149	$ 94,274
Expiration periods	2024 - indefinite	indefinite

VALUATION ALLOWANCE

A valuation allowance has been recorded on certain foreign and domestic net operating loss carryforwards and other net deferred tax assets that may not be realized. As of each reporting date, we consider all new evidence that could impact the future realization of our deferred tax assets. In the evaluation of the need for a valuation allowance on our deferred income tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred income tax liabilities, carryback of future period losses to prior periods, projected future taxable income, tax planning strategies, and recent financial performance.

During 2022, a valuation allowance of $9.8 million has been recorded against a portion of our deferred tax assets to recognize only the components of the deferred tax assets that is more likely than not to be realized. The valuation allowance was primarily recorded against deferred tax assets for NOLs, non-depreciable basis of real property, and other tax attributes that we believe will not be realized. Valuation allowance activity recorded generally follows the activity of the associated deferred tax asset that is not expected to be recognized. From time-to-time, we may acquire deferred tax assets as part of real estate transactions and will assess the need for a valuation allowance as part of the opening balance sheet. Additionally, valuation allowances will be remeasured for foreign currency translation fluctuations through other comprehensive income.

We have no material uncertain tax position liabilities and related interest or penalties.

REIT STATUS

We have met the annual REIT distribution requirements by payment of at least 90% of our REIT taxable income in 2022, 2021, and 2020. Earnings and profits, which determine the taxability of such distributions, will differ from net income reported for financial reporting purposes due primarily to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of our net income and loss for financial reporting purposes and for tax reporting purposes.

A schedule of per share distributions we paid and reported to our stockholders is set forth in the following:

For the Years Ended December 31,	2022	2021	2020
Per share:			
Ordinary dividend [1]	$ 0.4703	$ 0.7646	$ 0.6030
Long-term capital gain [2]	0.6797	0.1654	—
Return of capital	—	0.1800	0.4670
Total	$ 1.1500	$ 1.1100	$ 1.0700

(1) For the years ended December 31, 2022, 2021, and 2020, includes Section 199A dividends of 0.4703, 0.7646, and 0.6030, respectively.
(2) For the years ended December 31, 2022, 2021, and 2020, includes Unrecaptured Section 1250 gains of 0.2574, 0.0583, and 0.0000, respectively.

6. Earnings Per Share

Our earnings per share were calculated based on the following (amounts in thousands):

For the Years Ended December 31,	2022	2021	2020
Numerator:			
Net income	$ 903,819	$ 656,940	$ 432,272
Non-controlling interests' share in earnings	(1,222)	(919)	(822)
Participating securities' share in earnings	(1,602)	(2,161)	(2,105)
Net income, less participating securities' share in earnings	$ 900,995	$ 653,860	$ 429,345
Denominator:			
Basic weighted-average common shares	598,634	588,817	529,239
Dilutive potential common shares	203	1,322	1,222
Diluted weighted-average common shares	598,837	590,139	530,461

7. Stock Awards

STOCK AWARDS

During the second quarter of 2022, we amended the 2019 Equity Incentive Plan (the "Equity Incentive Plan"), which authorizes the issuance of common stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights, performance units, and awards of interests in our Operating Partnership. Our Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors. Among other things, the recent amendment increased the number of shares of common stock registered and reserved for stock awards by 16 million to 28.9 million. As of December 31, 2022, 19.3 million shares remain available for future stock awards. The Equity Incentive Plan contains a limit of 5 million shares as the maximum number of shares of common stock that may be awarded to an individual in any fiscal year. Awards under the Equity Incentive Plan are subject to forfeiture due to termination of employment prior to vesting and/or from not achieving the respective performance/market conditions. In the event of a change in control, outstanding and unvested options will immediately vest, unless otherwise provided in the participant's award or employment agreement, and restricted stock, restricted stock units, deferred stock units, and other stock-based awards will vest if so provided in the participant's award agreement. The term of the awards is set by the Compensation Committee, though Incentive Stock Options may not have terms of more than ten years. Forfeited awards (along with shares withheld for payroll tax withholding purposes) are returned to the Equity Incentive Plan and are then available to be re-issued as future awards.

For the past three years, we have only granted restricted stock and restricted stock units pursuant to our Equity Incentive Plan. These stock-based awards have been granted in the form of service-based awards and performance awards based on company-specific performance hurdles. See below for further details on each of these stock-based awards:

Service-Based Awards
In 2022, 2021, and 2020, the Compensation Committee granted service-based awards to employees and non-employee directors. Service-based awards vest as the employee/director provides the required service (typically over three years). Dividends are generally paid on these awards prior to vesting.

Performance-Based Awards
In 2022, 2021, and 2020, the Compensation Committee granted performance-based awards to employees. Generally, dividends are not paid on performance awards until the award is earned. See below for details of such performance-based award grants:

In 2022, 2021, and 2020, a target number of stock awards were granted to employees that could be earned based on the achievement of specific performance thresholds as set by our Compensation Committee. The performance thresholds were based on a three-year period with the opportunity to earn a portion of the award earlier. More or less shares than the target number of shares are available to be earned based on our performance compared to the set thresholds. At the end of each of the performance periods, any earned shares during such period will vest on January 1 of the following calendar year. The performance thresholds for 2022, 2021, and 2020 awards were based on funds from operations growth, EBITDA, and acquisitions.

Certain performance awards granted were subject to a modifier which increases or decreases the actual shares earned in each performance period. The modifier for the 2022, 2021, and 2020 awards was based on two components: 1) how our total shareholder return ("TSR") compared to the SNL U.S. REIT Healthcare Index ("SNL Index") and 2) how our TSR compared to a threshold set by the Compensation Committee.

The following summarizes stock-based award activity in 2022 and 2021 (which includes awards granted in 2022, 2021, 2020, and any applicable prior years), respectively:

For the Years Ended December 31,	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted-Average Value at Award Date	Shares	Weighted-Average Value at Award Date
Nonvested awards at beginning of the year	922,954	$ 20.26	5,477,536	$ 15.86
Awarded	659,393	$ 21.18	1,828,971	$ 18.45
Vested	(750,854)	$ 20.25	(2,924,722)	$ 13.87
Forfeited	(21,010)	$ 20.06	(32,704)	$ 19.17
Nonvested awards at end of year	810,483	$ 21.02	4,349,081	$ 18.26

For the Years Ended December 31,	Vesting Based on Service		Vesting Based on Market/ Performance Conditions	
	Shares	Weighted-Average Value at Award Date	Shares	Weighted-Average Value at Award Date
Nonvested awards at beginning of the year	1,057,054	$ 18.79	5,086,983	$ 14.41
Awarded	651,113	$ 20.83	1,957,802	$ 17.94
Vested	(781,076)	$ 18.77	(1,551,482)	$ 13.73
Forfeited	(4,137)	$ 18.69	(15,767)	$ 16.72
Nonvested awards at end of year	922,954	$ 20.26	5,477,536	$ 15.86

The value of stock-based awards is charged to compensation expense over the service periods. For the years ended December 31, 2022, 2021, and 2020, we recorded $49.4 million, $52.1 million, and $47.2 million, respectively, of non-cash compensation expense. The remaining unrecognized cost from stock-based awards at December 31, 2022, is $47.1 million, which will be recognized over a weighted-average period of 1.2 years. Stock-based awards that vested in 2022, 2021, and 2020, had a value of $82.6 million, $49.9 million, and $58.9 million, respectively.

8. Commitments and Contingencies

COMMITMENTS

On October 5, 2022, we entered into definitive agreements to sell three Prospect facilities located in Connecticut to Yale for approximately $457 million. This transaction is expected to close in 2023 subject to certain regulatory approvals and the completion of Yale's acquisition of the hospital operations from Prospect. No assurances can be given that this transaction will be consummated as described or at all.

CONTINGENCIES

We are a party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our financial position, results of operations, or cash flows.

9. Common Stock

2022 ACTIVITY

On October 9, 2022, the board of directors of the Company authorized a stock repurchase program (the "Stock Repurchase Program") for up to $500 million of common stock, par value $0.001 per share. In 2022, we repurchased 1.6 million shares for a total of $17.9 million. The Stock Repurchase Program expires on October 10, 2023.

2021 ACTIVITY

On January 11, 2021, we completed an underwritten public offering of 36.8 million shares of our common stock, resulting in net proceeds of approximately $711 million, after deducting underwriting discounts and commissions and offering expenses.

In addition, we sold 16.3 million shares of common stock under our at-the-market equity offering program during 2021, resulting in net proceeds of approximately $340 million.

2020 ACTIVITY

In 2020, we sold 21.0 million shares of common stock under our at-the-market equity offering program, resulting in net proceeds of approximately $411 million.

10. Fair Value of Financial Instruments

We have various assets and liabilities that are considered financial instruments. We estimate that the carrying value of cash and cash equivalents and accounts payable and accrued expenses approximate their fair values. We estimate the fair value of our interest and rent receivables using Level 2 inputs such as discounting the estimated future cash flows using the current rates at which similar receivables would be made to others with similar credit ratings and for the same remaining maturities. The fair value of our mortgage loans and other loans are estimated by using Level 2 inputs such as discounting the estimated future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. We determine the fair value of our senior unsecured notes using Level 2 inputs such as quotes from securities dealers and market makers. We estimate the fair value of our revolving credit facility and term loans using Level 2 inputs based on the present value of future payments, discounted at a rate which we consider appropriate for such debt.

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of such fair value amounts may not be a prudent management decision.

The following table summarizes fair value estimates for our financial instruments (in thousands):

Asset (Liability)	December 31, 2022		December 31, 2021	
	Book Value	Fair Value	Book Value	Fair Value
Interest and rent receivables	$ 167,035	$ 163,101	$ 56,229	$ 56,564
Loans [1]	1,405,615 [2]	1,360,113	991,609 [2]	991,954
Debt, net	(10,268,412)	(8,697,042)	(11,282,770)	(11,526,388)

(1) Excludes the acquisition loan and mortgage loan made in October 2021 for our Springstone investment and the acquisition loan made in May 2020 related to our investment in the international joint venture, along with the related subsequent investment in the real estate of three hospitals in Colombia, as these assets are accounted for under the fair value option method, as noted below.

(2) Includes $223.8 million and $70.1 million of mortgage loans, a $315.9 million and $335.6 million shareholder loan included in investments in unconsolidated real estate joint ventures, $640.4 million and $521.4 million of loans that are part of our investments in unconsolidated operating entities, and $225.5 million and $64.5 million of other loans at December 31, 2022 and 2021, respectively.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

Our equity investment and related loan to the international joint venture, our loan investment in the real estate of three hospitals operated by subsidiaries of the international joint venture in Colombia, and our equity investment and related loans in Springstone are measured at fair value on a recurring basis as we elected to account for these investments using the fair value option at the point of initial investment. We elected to account for these investments at fair value due to the size of the investments and because we believe this method was more reflective of current values.

At December 31, 2022 and 2021, the amounts recorded under the fair value option method were as follows (in thousands):

Asset (Liability)	As of December 31, 2022		As of December 31, 2021		Asset Type Classification
	Fair Value	Original Cost	Fair Value	Original Cost	
Mortgage loans	$ 140,260	$ 140,260	$ 143,068	$ 143,068	Mortgage loans
Equity investment and other loans	434,609	441,943	409,638	409,638	Investments in unconsolidated operating entities/Other loans

Our loans to Springstone and the international joint venture and its subsidiaries are recorded at fair value based on Level 2 inputs by discounting the estimated cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities, while also considering the value of the underlying collateral of each loan. Our equity investment in Springstone and the international joint venture is recorded at fair value based on Level 3 inputs, by using a discounted cash flow model, which requires significant estimates of our investee such as projected revenue and expenses and appropriate consideration of the underlying risk profile of the forecasted assumptions associated with the investee. We classify our valuations of equity investments as Level 3, as we use certain unobservable inputs to the valuation methodology that are significant to the fair value measurement, and the valuations require management judgment due to absence of quoted market prices. For the cash flow models, our observable inputs include use of a capitalization rate and discount rate (which is based on a weighted-average cost of capital) and our unobservable input includes an adjustment for a marketability discount ("DLOM"). In regards to the underlying projections used in the discounted cash flow model, such projections are provided by the investees. However, we will modify such projections as needed based on our review and analysis of historical results, meetings with key members of management, and our understanding of trends and developments within the healthcare industry.

In 2022, we recorded an unfavorable fair value adjustment of approximately $7 million to our investments, as shown in "Other (including fair value adjustments on securities)" in our consolidated statements of net income. No fair value adjustment was recorded in 2021.

The DLOM on our Springstone investment was 40% at December 31, 2022. In arriving at the DLOM, we started with a DLOM range based on the results of studies supporting valuation discounts for other transactions or structures without a public market. To select the appropriate DLOM within the range, we then considered many qualitative factors, including the percent of control, the nature of the underlying investee's business along with our rights as an investor pursuant to the operating agreement, the size of investment, expected holding period, number of shareholders, access to capital marketplace, etc. To illustrate the effect of movements in the DLOM, we performed a sensitivity analysis below by using basis point variations (dollars in thousands):

Basis Point Change in Marketability Discount	Estimated Increase (Decrease) in Fair Value
+100 basis points	$ (43)
-100 basis points	43

ITEMS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

In addition to items that are measured at fair value on a recurring basis, we have assets and liabilities that are measured, from time-to-time, at fair value on a nonrecurring basis, such as for long-lived asset impairment purposes. In these cases, fair value may be based on estimated cash flows discounted at a risk-adjusted rate of interest by using Level 2 inputs as more fully described in Note 2, or for our real estate, including for the impairment analysis on our Prospect Pennsylvania real estate in 2022, we may use a market approach using level 2 inputs, whereby we will divide the expected net operating income (i.e. rent revenue less expenses, if any) of the facility by a market capitalization rate.

11. Leases (Lessee)

We lease the land underlying certain of our facilities (for which we sublease to our tenants), along with corporate offices and equipment. Our leases have remaining lease terms that vary in years, and some of the leases have initial fixed terms (or renewal options available) that extend the leases up to, or just beyond, the depreciable life of the properties that occupy the leased land. Renewal options that we are reasonably certain to exercise are recognized in our right-of-use assets and lease liabilities. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at lease commencement date in determining the present value of future payments.

The following is a summary of our lease expense (in thousands):

For the Years Ended December 31,		2022	2021
	INCOME STATEMENT CLASSIFICATION		
Operating lease cost [1]	[2]	$ 12,175	$ 10,694
Finance lease cost:			
Amortization of right-of-use assets	Real estate depreciation and amortization	51	51
Interest on lease liabilities	Interest	128	128
Sublease income	Other	(4,485)	(4,466)
Total lease cost		$ 7,869	$ 6,407

(1) Includes short-term leases.
(2) $5.7 million and $6.3 million included in "Property-related," with the remainder reflected in the "General and administrative" line of our consolidated statements of net income for 2022 and 2021, respectively.

Fixed minimum payments due over the remaining lease term under non-cancelable leases of more than one year and amounts to be received in the future from non-cancelable subleases over their remaining lease term at December 31, 2022 are as follows (amounts in thousands):

	Operating Leases	Finance Leases	Amounts to Be Received from Subleases	Net Payments
2023	$ 8,742	$ 129	$ (4,416)	$ 4,455
2024	8,880	130	(4,272)	4,738
2025	8,289	131	(4,328)	4,092
2026	7,884	133	(4,021)	3,996
2027	7,873	134	(3,730)	4,277
Thereafter	235,940	4,516	(65,320)	175,136 [1]
Total undiscounted minimum lease payments	$ 277,608	$ 5,173	$ (86,087)	$ 196,694
Less: interest	(176,016)	(3,235)		
Present value of lease liabilities	$ 101,592	$ 1,938		

(1) Reflects certain ground leases, in which we are the lessee, that have longer initial fixed terms than our existing sublease to our tenants. However, we would expect to either renew the related sublease, enter into a lease with a new tenant, or early terminate the ground lease to reduce or avoid any significant impact from such ground leases.

Supplemental balance sheet information is as follows (in thousands, except lease terms and discount rate):

December 31,		2022	2021
	BALANCE SHEET CLASSIFICATION		
Right of use assets:			
Operating leases - real estate	Land	$ 63,553	$ 68,616
Finance leases - real estate	Land	1,734	1,785
Total real estate right of use assets		$ 65,287	$ 70,401
Operating leases - corporate	Other assets	26,225	7,458
Total right of use assets		$ 91,512	$ 77,859
Lease liabilities:			
Operating leases	Obligations to tenants and other lease liabilities	$ 101,592	$ 85,217
Financing leases	Obligations to tenants and other lease liabilities	1,938	1,937
Total lease liabilities		$ 103,530	$ 87,154
Weighted-average remaining lease term:			
Operating leases		33.2	40.6
Finance leases		33.9	34.9
Weighted-average discount rate:			
Operating leases		6.1%	6.4%
Finance leases		6.6%	6.6%

The following is supplemental cash flow information (in thousands):

For the Years Ended December 31,	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used for operating leases	$ 7,169	$ 7,330
Operating cash flows used for finance leases	128	126
Non-cash activities - Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	23,066	1,120

12. Other Assets

The following is a summary of our other assets on our consolidated balance sheets (in thousands):

As of December 31,	2022	2021
Debt issue costs, net [1]	$ 12,036	$ 5,488
Other corporate assets	256,438	231,731
Prepaids and other assets	304,516	96,261
Total other assets	$ 572,990	$ 333,480

(1) Relates to our revolving credit facility

Other corporate assets include land and land improvements associated with our corporate offices, furniture and fixtures, equipment, corporate vehicles, aircraft, enterprise and other software, deposits, and right-of-use assets associated with corporate leases. Included in prepaids and other assets is prepaid insurance, prepaid taxes, deferred income tax assets (net of valuation allowances, if any), non-tenant receivables, derivative assets, and lease inducements made to tenants, among other items.

Prepaids and other assets are higher in 2022 due to an approximate $80 million increase in derivative assets (associated with our interest rate swaps) and recovery receivables associated with flood damage of our Norwood facility, among other things.

13. Subsequent Events

On February 7, 2023, a subsidiary of Lifepoint acquired a majority interest in Springstone (the "Lifepoint Transaction") based on an enterprise value of $250 million. We received approximately $205 million in full satisfaction of our initial acquisition loan to Springstone, including accrued interest. We also retained our minority equity interest in the operations of Springstone and will continue to own and lease Springstone's behavioral hospitals. As part of the Lifepoint Transaction, Lifepoint agreed to extend its current lease with us on eight existing general acute care hospitals by five years to 2041.

On February 15, 2023, we agreed to lease five general acute care facilities located in Utah currently leased to Steward to Catholic Health Initiatives Colorado ("CHIC"), a wholly owned subsidiary of CommonSpirit Health, subsequent to CHIC's pending acquisition of the Utah hospital business currently operated by Steward. Centura Health will manage the facilities for CHIC. The consummation of this transaction, which is subject to regulatory approval, is expected in 2023. The initial 15 year lease with CHIC for these Utah assets (approximately 5.5% of our total assets at December 31, 2022) will generate an initial cash yield of 7.8%, bump annually by 3%, and include repurchase options at the greater of fair value or our gross investment.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Medical Properties Trust, Inc. maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to its management, including its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives. As required by Rule 13a-15(b) under the Exchange Act, the management of Medical Properties Trust, Inc., with the participation of its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting.

The management of Medical Properties Trust, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for Medical Properties Trust, Inc. (as such term is defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Medical Properties Trust, Inc.'s financial statements for external reporting purposes in accordance with GAAP.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has undertaken an assessment of the effectiveness of the internal control over financial reporting for Medical Properties Trust, Inc. as of December 31, 2022 based upon the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2022, the internal control over financial reporting for Medical Properties Trust, Inc. was effective.

The effectiveness of the internal control over financial reporting for Medical Properties Trust, Inc. as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report.

Changes in Internal Controls over Financial Reporting.

There has been no change in the internal control over financial reporting for Medical Properties Trust, Inc. during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Performance Graph

The following graph provides comparison of cumulative total stockholder return for the period from December 31, 2017 through December 31, 2022, among us, the S&P 500 Index, MSCI U.S. REIT Index, and Dow Jones U.S. Real Estate Health Care Index. The stock performance graph assumes an investment of $100 in us and the three indices, and the reinvestment of dividends. The historical information below is not indicative of future performance.



Period Ending	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
INDEX						
Medical Properties Trust, Inc.	100.00	125.03	173.20	188.88	215.82	110.06
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.88
MSCI U.S. REIT Index	100.00	95.43	120.09	110.99	158.79	119.87
Dow Jones U.S. Real Estate Health Care Index	100.00	107.51	130.61	117.81	136.94	107.01

CORPORATE & SHAREHOLDER INFORMATION

OFFICERS

Edward K. Aldag, Jr.
Chairman, President and
Chief Executive Officer

R. Steven Hamner
Executive Vice President
and Chief Financial Officer

Emmett E. McLean
Executive Vice President,
Chief Operating Officer and Secretary

J. Kevin Hanna
Senior Vice President, Controller
and Chief Accounting Officer

Rosa H. Hooper
Senior Vice President of Operations
and Assistant Secretary

Charles R. Lambert
Vice President, Treasurer and
Managing Director of Capital Markets

Larry H. Portal
Senior Vice President, Senior Advisor
to the CEO

R. Lucas Savage
Vice President, Head of Global
Acquisitions

DIRECTORS

Edward K. Aldag, Jr.
Chairman, President and
Chief Executive Officer

G. Steven Dawson
Private Investor

R. Steven Hamner
Executive Vice President
and Chief Financial Officer

Caterina A. Mozingo, CPA, PFS
Shareholder, Taxation at Aldridge,
Borden & Company, PC

Emily W. Murphy
Former Administrator, U.S. General
Services Administration

Elizabeth N. Pitman, JD, CHPC
Partner at Holland & Knight, LLP

D. Paul Sparks, Jr.
Retired Senior Vice President
Energen Corporation

Michael G. Stewart
Private Investor

C. Reynolds Thompson III
Chairman and Chief Investment
Officer of Select Strategies Realty

LEGAL COUNSEL

Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC
Birmingham, AL

Goodwin Procter, LLP
New York, NY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Birmingham, AL

ANNUAL MEETING

The Annual Meeting of Shareholders
of Medical Properties Trust, Inc., is
scheduled for May 25, 2023, at 10:30
a.m. CDT at the UAB Collat School of
Business, 710 13th St. S. Birmingham,
AL 35233.

CERTIFICATIONS

Medical Properties Trust, Inc.'s Chief
Executive Officer and Chief Financial
Officer have filed their certifications
required by the SEC regarding the
quality of the company's public
disclosure (these are included in the
2022 Annual Report on Form 10-K
filed with the Securities and Exchange
Commission). Further, the company's
Chief Executive Officer has certified to
the NYSE that he is not aware of any
violation by Medical Properties Trust,
Inc., of NYSE corporate governance
listing standards, as required by
Section 303A.12(a) of the NYSE listing
standards.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust
Company, LLC
6201 15th Avenue,
Brooklyn, NY 11219
800.937.5449
help@astfinancial.com
www.astfinancial.com
TTY: (Teletypewriter for the
hearing impaired) 718.921.8386
or 866.703.9077

CORPORATE OFFICE

Medical Properties Trust, Inc.
1000 Urban Center Drive,
Suite 501
Birmingham, AL 35242
Main: 205.969.3755
Fax: 205.969.3756
www.medicalpropertiestrust.com

The MPT Annual Report on
Form 10-K for the year ended
December 31, 2022, has been
filed with the Securities and
Exchange Commission and may
be obtained without charge
by any shareholder (including
beneficial owners) upon written
request to Investor Relations,
Medical Properties Trust, Inc.,
1000 Urban Center Drive, Suite
501, Birmingham, AL 35242.

The Point Café



Medical Properties Trust

1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
NYSE: MPW